Exhibit 99.2

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

	For the nine months ended
	September 30, 2019	September 30, 2020
	RMB	RMB	USD
			(Note 2(ak))
Revenues from third parties	20,063,089,900	25,648,307,573	3,777,587,424
Revenues from related parties	153,739,508	56,572,677	8,332,255
Total revenues	20,216,829,408	25,704,880,250	3,785,919,679
Cost of revenues	(16,514,869,324)	(21,040,131,561)	(3,098,876,452)
Gross profit	3,701,960,084	4,664,748,689	687,043,227
Selling and marketing	(1,617,464,911)	(1,821,231,482)	(268,238,405)
General and administrative	(716,976,912)	(878,274,457)	(129,355,847)
Research and development	(232,694,843)	(251,872,200)	(37,096,766)
Total operating expenses	(2,567,136,666)	(2,951,378,139)	(434,691,018)
Income from operations	1,134,823,418	1,713,370,550	252,352,209
Interest expense, net	(307,755,629)	(344,072,999)	(50,676,476)
Subsidy income	48,651,432	82,279,132	12,118,406
Exchange gain/(loss), net	22,811,093	(113,084,113)	(16,655,490)
Other income/(loss), net	16,441,844	(1,469,467)	(216,429)
Change in fair value of foreign exchange forward contracts	(170,172,468)	12,056,671	1,775,756
Change in fair value of foreign exchange options	(330,706)	—	—
Change in fair value of interest rate swap	(94,440,241)	(78,878,089)	(11,617,487)
Change in fair value of convertible senior notes and call option	37,862,028	(298,167,185)	(43,915,280)
Convertible senior notes issuance costs	(18,646,101)	—	—
Income before income taxes	669,244,670	972,034,500	143,165,209
Income tax expenses	(56,985,976)	(201,499,393)	(29,677,653)
Equity in loss of affiliated companies	(80,634,774)	(72,611,681)	(10,694,545)
Net income	531,623,920	697,923,426	102,793,011
Less: Net income attributable to the non-controlling interests	2,465,293	90,588,368	13,342,225
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	529,158,627	607,335,058	89,450,786

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share -
Basic	3.18	3.41	0.50
Diluted	3.01	2.28	0.34
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS-
Basic	12.70	13.64	2.01
Diluted	12.03	9.14	1.35
Weighted average ordinary shares outstanding
Basic	166,612,951	178,150,798	178,150,798
Diluted	177,583,926	172,045,324	172,045,324

Each ADS represents four ordinary shares.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

	For the nine months ended
	September 30, 2019	September 30, 2020
	RMB	RMB	USD
			(Note 2(ak))
Net income	531,623,920	697,923,426	102,793,011
Other comprehensive income:
-Change in the instrument-specific credit risk (Note 23)	56,904	(11,004,379)	(1,620,770)
-Foreign currency translation adjustments	41,143,979	(64,437,658)	(9,490,641)
Comprehensive income	572,824,803	622,481,389	91,681,600
Less: comprehensive income attributable to non-controlling interests	2,465,293	90,588,368	13,342,225
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	570,359,510	531,893,021	78,339,375

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND SEPTEMBER 30, 2020

	December 31, 2019	September 30, 2020
	RMB	RMB	USD
			(Note 2(ak))
ASSETS
Current assets:
Cash and cash equivalents	5,653,853,691	5,774,669,007	850,516,821
Restricted cash	576,546,098	630,173,155	92,814,474
Restricted short-term investments	6,930,501,767	6,378,335,977	939,427,356
Accounts receivable, net - related parties	520,503,579	444,109,311	65,410,232
Accounts receivable, net - third parties	5,266,350,650	5,147,037,819	758,076,738
Notes receivable - related party	18,628,574	38,628,574	5,689,374
Notes receivable, net - third parties	1,529,800,657	2,132,748,933	314,119,968
Advances to suppliers - third parties	2,522,373,453	2,025,943,616	298,389,245
Inventories, net	5,818,788,985	7,722,268,860	1,137,367,276
Foreign exchange forward contract receivables	52,281,183	38,962,477	5,738,553
Other receivables - related parties	54,318,280	51,403,428	7,570,906
Prepayments and other current assets	1,573,481,940	1,933,857,025	284,826,356
Held-for-sale assets	1,170,817,846	—	—
Total current assets	31,688,246,703	32,318,138,182	4,759,947,299
Non-current assets:
Restricted long-term investments	531,157,976	966,780,081	142,391,316
Project assets, net	798,243,129	773,051,037	113,858,112
Investments in affiliates	278,021,287	173,381,915	25,536,396
Property, plant and equipment, net	10,208,204,549	11,718,901,678	1,726,007,670
Land use rights, net	597,922,450	717,477,403	105,673,000
Intangible assets, net	36,395,056	36,746,443	5,412,166
Deferred tax assets	271,286,263	271,286,263	39,956,148
Financing lease right-of-use assets, net	1,259,713,215	941,833,495	138,717,081
Operating lease right-of-use assets, net	317,903,640	261,659,530	38,538,284
Call option related to convertible senior notes	294,177,634	507,692,955	74,775,091
Accounts Receivable- third parties - non-current	—	27,277,803	4,017,586
Other assets – related parties	96,753,306	100,368,996	14,782,755
Other assets – third parties	1,466,692,145	1,198,296,318	176,489,973
Total non-current assets	16,156,470,650	17,694,753,917	2,606,155,578
Total assets	47,844,717,353	50,012,892,099	7,366,102,877

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND SEPTEMBER 30, 2020

	December 31, 2019	September 30, 2020
	RMB	RMB	USD
			(Note 2(ak))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable - related parties	36,309,710	33,192,027	4,888,657
Accounts payable - third parties	4,952,629,856	4,855,246,188	715,100,475
Notes payable - third parties	7,518,569,682	8,043,194,149	1,184,634,463
Accrued payroll and welfare expenses	879,465,292	839,161,480	123,595,128
Advances from related parties	748,615	—	-
Advances from third parties	4,350,380,332	2,349,283,535	346,012,068
Income tax payable	117,422,380	87,393,655	12,871,694
Foreign exchange forward contract payables	3,856,561	596,988	87,927
Convertible senior notes - current	—	1,241,767,766	182,892,625
Financing lease liabilities - current	227,613,208	209,446,925	30,848,198
Operating lease liabilities - current	40,043,113	37,858,162	5,575,905
Short-term borrowings, including current portion of long-term bank borrowings, and failed sale-leaseback financing	9,047,249,911	10,145,388,468	1,494,254,222
Other payables and accruals - third parties	3,055,929,756	3,201,157,150	471,479,489
Other payables - related parties	13,127,352	12,909,139	1,901,311
Guarantee liabilities - related parties	25,687,692	22,945,516	3,379,509
Held-for-sale liabilities	1,008,195,707	—	—
Total current liabilities	31,277,229,167	31,079,541,148	4,577,521,671
Non-current liabilities:
Long-term borrowings	1,586,187,165	4,906,231,888	722,609,857
Accrued warranty costs - non-current	651,968,415	762,778,838	112,345,181
Financing lease liabilities - non-current	583,490,228	441,948,958	65,092,046
Operating lease liabilities - non-current	279,534,370	224,397,739	33,050,215
Convertible senior notes	728,215,869	—	—
Deferred tax liability	250,733,941	250,733,941	36,929,118
Guarantee liabilities - related parties - non current	46,331,673	37,891,377	5,580,797
Total non-current liabilities	4,126,461,661	6,623,982,741	975,607,214
Total liabilities	35,403,690,828	37,703,523,889	5,553,128,885

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 180,653,497 and 183,993,437 shares issued as of December 31, 2019 and September 30, 2020, respectively, 178,930,297 and 181,047,597 shares outstanding as of December 31, 2019 and September 30, 2020, respectively.)	24,767	25,220	3,715
Additional paid-in capital	4,582,849,862	4,641,660,555	683,642,712
Statutory reserves	689,706,737	689,706,737	101,582,823
Accumulated other comprehensive income	62,952,198	(12,489,839)	(1,839,554)
Treasury stock, at cost; 1,723,200 and 2,945,840 ordinary shares as of December 31, 2019 and September 30, 2020, respectively	(13,875,553)	(43,169,878)	(6,358,236)
Retained earnings	3,981,660,004	4,595,602,579	676,859,105
Total JinkoSolar Holding Co., Ltd. shareholders' equity	9,303,318,015	9,871,335,374	1,453,890,565
Non-controlling interests	3,137,708,510	2,438,032,836	359,083,427
Total shareholders' equity	12,441,026,525	12,309,368,210	1,812,973,992
Total liabilities, redeemable non-controlling interest and shareholders' equity	47,844,717,353	50,012,892,099	7,366,102,877

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

	Ordinary shares issued				JinkoSolar Holding Co., shareholders' equity
					Accumulated			Retained
					other	Number of		earnings	Non-	Total
	Number of		Additional	Statutory	comprehensive	Treasury	Treasury	(Accumulated	controlling	shareholders’
	shares	Par value	paid-in capital	reserves	(loss)/income	Stock	Stock	losses)	interests	equity
		RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2018	158,587,937	21,727	4,010,739,727	570,176,203	70,300,898	(1,723,200)	(13,875,553)	3,202,528,312	614,086,626	8,453,977,940
Share-based compensation expense	—	—	11,208,163	—	—	—	—	—	—	11,208,163
Common stock offering (Note 24)	18,687,500	2,579	488,948,216	—	—	—	—	—	—	488,950,795
Foreign currency exchange translation adjustment	—	—	—	—	41,143,979	—	—	—	—	41,143,979
Change in the instrument-specific credit risk (note 23)	—	—	—	—	56,904	—	—	—	—	56,904
Contribution from non-controlling interest	—	—	—	—	—	—	—	—	1,645,780,000	1,645,780,000
Exercise of share options	1,633,000	227	38,339,891	—	—	—	—	—	—	38,340,118
Net income	—	—	—	—	—	—	—	529,158,627	2,465,293	531,623,920
Balance as of September 30, 2019	178,908,437	24,533	4,549,235,997	570,176,203	111,501,781	(1,723,200)	(13,875,553)	3,731,686,939	2,262,331,919	11,211,081,819
Balance as of December 31, 2019	180,653,497	24,767	4,582,849,862	689,706,737	62,952,198	(1,723,200)	(13,875,553)	3,981,660,004	3,137,708,510	12,441,026,525
Share-based compensation expense	—	—	866,385	—	—	—	—	—	—	866,385
Share Repurchase (Note 25)	—	—	—	—	—	(1,222,640)	(29,294,325)	—	—	(29,294,325)
Foreign currency exchange translation adjustment	—	—	—	—	(64,437,658)	—	—	—	—	(64,437,658)
Change in the instrument-specific credit risk (note 23)	—	—	—	—	(11,004,379)	—	—	—	—	(11,004,379)
Contribution from non-controlling interest	—	—	—	—	—	—	—	—	857,000,000	857,000,000
Exercise of share options	3,339,940	453	74,419,396	—	—	—	—	—	—	74,419,849
Settlement of non-controlling interest (Note 19)	—	—	(16,475,088)	—	—	—	—	—	(1,647,264,042)	(1,663,739,130)
Cumulative effect of adoption of new accounting standard (Note (2g))	—	—	—	—	—	—	—	6,607,517	—	6,607,517
Net income	—	—	—	—	—	—	—	607,335,058	90,588,368	697,923,426
Balance as of September 30, 2020	183,993,437	25,220	4,641,660,555	689,706,737	(12,489,839)	(2,945,840)	(43,169,878)	4,595,602,579	2,438,032,836	12,309,368,210

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

	For the nine months ended,
	2019	2020
	RMB	RMB	USD
			(Note 2 (ak))
Cash flows from operating activities:
Net income	531,623,920	697,923,426	102,793,011
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Share-based compensation charge	11,208,163	866,385	127,605
Change in fair value of foreign exchange forward contracts	108,371,849	10,059,132	1,481,550
Change in fair value of foreign exchange options	330,706	—	—
Change in fair value of convertible senior notes	(38,525,112)	516,665,506	76,096,605
Change in fair value of call option	663,084	(218,498,321)	(32,181,325)
Change in fair value of interest rate swap	94,440,241	78,878,089	11,617,487
Convertible senior notes issuance expense	18,646,101	—	—
Deferred income taxes	6,561,494	—	—
Depreciation of property, plant and equipment	495,527,422	829,024,579	122,102,124
Amortization of right-of-use assets	100,202,580	119,079,423	17,538,503
Depreciation of project assets	13,065,580	24,489,564	3,606,923
Amortization of land use rights	8,907,738	10,743,344	1,582,324
Amortization of intangible assets	5,069,342	7,929,021	1,167,819
Amortization of guarantee liability	(17,438,596)	(11,182,472)	(1,647,000)
Inventory provision	114,104,809	157,712,021	23,228,470
Provision/(reversal of provision) for allowance of doubtful accounts	(2,040,417)	43,590,206	6,420,143
Loss on disposal of property, plant and equipment	50,992,923	198,102,332	29,177,320
Amortization of deferred losses related to sale-leaseback transactions	25,882,978	20,367,872	2,999,863
Gain on disposal of land use right	—	(174,477)	(25,698)
Loss on disposal of intangible assets	—	61,880	9,114
Equity in loss of affiliated companies	80,634,774	72,611,681	10,694,545
Exchange (gain)/loss, net	(22,811,093)	113,084,113	16,655,490
Changes in operating assets and liabilities (net of impact of disposition):
Decrease/(increase) in accounts receivable – third parties	838,720,522	(45,397,821)	(6,686,376)
Decrease in accounts receivable - related parties	157,365,854	59,579,442	8,775,103
Increase in notes receivable – third parties	(916,157,145)	(603,366,331)	(88,866,256)
Increase in notes receivable - related parties	—	(20,000,000)	(2,945,682)
Decrease/(increase) in advances to suppliers – third parties	(1,200,635,439)	491,199,496	72,345,867
Increase in inventories	(443,372,947)	(2,061,191,895)	(303,580,755)
(Increase)/decrease in project assets constructed for sale, net of incremental revenue (note 2(l))	(381,768,254)	976,712,752	143,854,241
Decrease in lease liabilities	(12,603,307)	(14,606,985)	(2,151,376)
Decrease in other receivables - related parties	10,322,638	2,914,852	429,311
Increase in prepayments and other current assets	(202,039,764)	(381,423,181)	(56,177,563)
Decrease/(increase) in other assets – related parties	36,136,153	(3,615,690)	(532,534)
(Increase)/decrease in other assets – third parties	(414,703,993)	99,872,778	14,709,670
Increase in accounts payable – third parties	(530,565,233)	(77,868,198)	(11,468,746)
(Decrease)/increase in accounts payable - related parties	6,319,838	(3,117,683)	(459,185)
Increase in accrued payroll and welfare expenses	(18,853,552)	(40,303,812)	(5,936,110)
Increase/(decrease) in advances from – third parties	1,586,832,292	(1,947,009,040)	(286,763,438)
(Decrease)/increase in advances from – related parties	4,893	(748,615)	(110,259)
Increase/(decrease) in income tax payables	35,896,011	(31,089,538)	(4,578,994)
Decrease in derivative assets – foreign exchange option	516,012	—	—
Decrease in derivative liability – interest rate swap	(21,488,548)	(140,150,054)	(20,641,872)
Increase/(decrease) in other payables and accruals – third parties	8,189,395	242,861,134	35,769,579
Increase/(decrease) in other payables and accruals – related parties	—	(218,213)	(32,139)
Decrease of long-term borrowings related to sale of project assets constructed for sale	—	(859,165,984)	(126,541,473)
Net cash provided by/(used in) operating activities	123,533,912	(1,684,799,282)	(248,144,115)

Cash flows from investing activities:
Maturity of restricted short-term investments	5,687,880,525	7,337,257,603	1,080,661,247
Maturity of restricted long-term investments	576,040,856	755,788,733	111,315,649
Proceeds from disposal of property, plant and equipment	168,631,995	53,915,097	7,940,836
Proceeds from disposal of land use right	—	19,425,099	2,861,008
Cash received from, net of cash, disposal of a subsidiary	128,138,502	41,793,099	6,155,458
Cash received from dividend	—	15,597,932	2,297,328
Purchase of property, plant and equipment	(2,691,206,586)	(2,190,479,135)	(322,622,708)
Cash paid for project assets constructed to operate	(372,485,040)	(55,856,726)	(8,226,807)
Cash paid for investment in affiliates	(295,049,363)	—	—
Purchase of land use right	(34,951,335)	(155,556,704)	(22,911,026)
Purchase of intangible assets	(4,557,947)	(8,342,288)	(1,228,686)
Purchase of restricted short-term investments	(8,087,237,107)	(6,785,091,813)	(999,336,016)
Purchase of restricted long-term investments	(169,047,264)	(1,191,410,838)	(175,475,851)
Net cash used in investing activities	(5,093,842,764)	(2,162,959,941)	(318,569,568)

Cash flows from financing activities:
Cash received from issuance of convertible senior notes	585,301,500	—	—
Cash payment for call option and related deposit	(216,905,850)	—	—
Cash payment for finance lease and related deposit as lessee	(293,893,641)	(197,433,915)	(29,078,873)
Proceeds from exercise of share options	11,125,041	44,125,483	6,498,981
Proceeds from common stock offering, net of issuance cost	488,950,795	—	—
Capital contributions by non-controlling interests holder	1,645,780,000	857,000,000	126,222,458
Issuance cost paid for issuance of convertible senior notes	(18,646,101)	—	—
Proceeds from borrowings	13,163,535,669	16,435,622,919	2,420,705,626
Repayment of borrowings	(11,409,074,926)	(13,621,962,699)	(2,006,298,265)
Decrease in notes payable – related party	(35,000,000)	—	—
Increase in notes payable - third party	2,040,026,071	524,624,467	77,268,833
Repurchase of convertible senior notes	(68,632)	—	—
Repurchase of shares	—	(29,294,325)	(4,314,588)
Repayment of bonds payable	(300,000,000)	—	—
Net cash provided by financing activities	5,661,129,926	4,012,681,930	591,004,172
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	25,695,960	(34,038,974)	(5,013,399)
Net increase in cash, cash equivalents, and restricted cash	716,517,034	130,883,733	19,277,090
Cash, cash equivalents, and restricted cash, beginning of the period	3,482,027,573	6,273,958,429	924,054,205

Cash, cash equivalents, and restricted cash, end of the period (Note 2(d))	4,198,544,607	6,404,842,162	943,331,295
Supplemental disclosure of cash flow information
Cash paid for income tax	121,390,238	290,021,995	42,715,623
Cash paid for interest expenses (net of amounts capitalized)	290,384,961	352,709,940	51,948,560

Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in other payables	1,658,652,209	1,687,910,357	248,602,327
Purchases of project assets included in held-for-sale liabilities	170,731,506	—	—
Proceeds from exercise of share options received in subsequent period	27,215,077	70,633,309	10,403,162
Settlement of non-controlling interests (Note 19)	—	1,647,264,042	242,615,771
Disposal of equity securities (Note 11)	—	7,200,000	1,060,445

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND NATURE OF OPERATIONS

JinkoSolar Holding Co., Ltd. (the "Company" or "JinkoSolar Holding") was incorporated in the Cayman Islands on August 3, 2007. On May 14, 2010, the Company became listed on the New York Stock Exchange (“NYSE”) in the United States. The Company and its subsidiaries (collectively the “Group”) are principally engaged in the design, development, production and marketing of photovoltaic products as well as developing commercial solar power projects.

The following table sets forth information concerning the Company’s major subsidiaries as of September 30, 2020:

	Date of
	Incorporation	Place of	Percentage
Subsidiaries	/Acquisition	Incorporation	of ownership

JinkoSolar Investment Limited. (“Paker”)	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)	December 13, 2006	PRC	100%

Zhejiang Jinko Solar Co., Ltd.("Zhejiang Jinko")	August 2, 2006	PRC	100%

Jinko Solar Import and Export Co., Ltd. ("Jinko Import and Export")	December 24, 2009	PRC	100%

JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	100%

Zhejiang Jinko Solar Trading Co., Ltd.("Zhejiang Trading")	June 13, 2010	PRC	100%

Xinjiang Jinko Solar Co., Ltd. (“Xinjiang Jinko”)	May 30, 2016	PRC	100%

Yuhuan Jinko Solar Co., Ltd.("Yuhuan Jinko")	July 29, 2016	PRC	100%

JinkoSolar (U.S.) Inc. ("Jinko US")	August 19, 2010	USA	100%

Jiangxi Photovoltaic Materials Co., Ltd. ("Jiangxi Materials")	December 1, 2010	PRC	100%

JinkoSolar (Switzerland) AG(“Jinko Switzerland”)	May 3, 2011	Switzerland	100%

JinkoSolar (US) Holding Inc.(“Jinko US Holding”)	June 7, 2011	USA	100%

JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	100%

Jinko Solar Canada Co., Ltd. (“Jinko Canada”)	November 18, 2011	Canada	100%

Jinko Solar Australia Holdings Co. Pty Ltd. (“Jinko Australia”)	December 7, 2011	Australia	100%

Jinko Solar Japan K.K. (“JinkoSolar Japan”)	May 21, 2012	Japan	100%

	Date of
	Incorporation	Place of	Percentage
Subsidiaries	/Acquisition	Incorporation	of ownership

JinkoSolar Power Engineering Group Limited. (“JinkoSolar Power”)	November 12, 2013	Cayman	100%

JinkoSolar WWG Investment Co., Ltd. (“WWG Investment”)	April 8, 2014	Cayman	100%

JinkoSolar Comércio do Brazil Ltd. (“JinkoSolar Brazil”)	January 14, 2014	Brazil	100%

Projinko Solar Portugal Unipessoal LDA. (“JinkoSolar Portugal”)	February 20, 2014	Portugal	100%

JinkoSolar Mexico S.DE R.L. DE C.V. (“JinkoSolar Mexico”)	February 25, 2014	Mexico	100%

Jinko Solar Technology SDN.BHD. (“JinkoSolar Malaysia”)	January 21, 2015	Malaysia	100%

Jinko Huineng Technology Services Co., Ltd.	July 14, 2015	PRC	100%

Jinko Huineng (Zhejiang) Solar Technology Services Co., Ltd.	July 29, 2015	PRC	100%

JinkoSolar Enerji Teknolojileri Anonlm Sirketi	April 13, 2017	Turkey	100%

Jinko Solar Sweihan (HK) Limited.	October 4, 2016	Hong Kong	100%

Jinko Solar (Shanghai) Management Co., Ltd	July 25, 2012	PRC	100%

JinkoSolar Trading Privated Limited.	February 6, 2017	India	100%

JinkoSolar LATAM Holding Limited.	August 22, 2017	Hong Kong	100%

JinkoSolar Middle East DMCC	November 6, 2016	Emirates	100%

Jinko Power International (Hongkong) Limited.	July 10, 2015	Hong Kong	100%

JinkoSolar International Development Limited.	August 28, 2015	Hong Kong	100%

Jinkosolar Household PV System Ltd.	January 12, 2015	BVI	100%

Canton Best Limited(“Canton Best BVI”)	September 16, 2013	BVI	100%

Wide Wealth Group Holding Limited.(“Wide Wealth Hong Kong”)	June 11, 2012	Hong Kong	100%

Jiaxing Jinko Photovoltaic System Development Co., Ltd.	December 26, 2016	PRC	100%

JinkoSolar (U.S.) Industries Inc.	November 16, 2017	USA	100%

Poyang Ruilixin Information Technology Co., Ltd.	December 19, 2017	PRC	100%

JinkoSolar Technology (Haining) Co., Ltd. ("Haining Jinko")	December 15, 2017	PRC	71%

Jinko Solar Korea Co., Ltd.	December 3, 2018	Korea	100%

JinkoSolar (Sichuan) Co., Ltd. ("Jinko Sichuan")	February 18, 2019	PRC	70%

JinkoSolar (Vietnam) Co., Ltd.	September 26, 2019	Vietnam	100%

JinkoSolar (Qinghai) Co., Ltd.	April 3, 2019	PRC	55%

Jinko PV Material Supply SDN. BHD	December 6, 2019	Malaysia	100%

JinkoSolar (Chuzhou) Co., Ltd. ("Jinko Chuzhou")	November 26, 2019	PRC	55%

JinkoSolar (Yiwu) Co., Ltd. ("Jinko Yiwu")	September 19, 2019	PRC	55%

ShangRao JinkoSolar Technology Limited.(“Jinko Shangrao”)	April 17, 2020	PRC	55%

Rui Xu Co., Ltd. (“Rui Xu”)	July 24, 2019	PRC	100%

(i) In the fourth quarter of 2016, JinkoSolar Technology Limited (formally known as Paker Technology Limited) disposed of Zhejiang Jinko Financial Leasing Co., Ltd for a consideration of RMB183.0 million (USD26.4 million). Loss on the disposal amounted to RMB15.2 million (USD2.2 million) was recognized. Consideration associated with the transaction amounted to RMB128.1 million and RMB41.8 million was collected in the nine months ended September 30, 2019 and 2020,respectively.

(ii) In the fourth quarter of 2018, the Group disposed of Jinko Solar Investment (Pty) Ltd and its subsidiary Jinko Solar Pty Ltd. (“JinkoSolar South Africa”) with the consideration of RMB1 to a third party buyer. Loss on the disposal amounted to RMB20.3 thousand was recognized. Consideration associated with the transaction was collected in full in the nine months ended September 30, 2020.

(iii) In the third quarter of 2018, the Group and JinkoPower jointly invested in and established an entity named Poyang Luohong Power Co., Ltd. (“Poyang Luohong”), which develops and operates solar power project in Shangrao, Jiangxi Province. Cash capital injection with the amount of RMB98 million have been made by JinkoPower at the end of 2018. The Group held 51% equity interests of Poyang Luohong and consolidated such entity in its financial statements. In the fourth quarter of 2019, the Group disposed of 51% equity interest in Poyang Luohong to an independent third party buyer with the consideration of RMB99.8 million (US$ 14.3 million). Gain on the disposal amounted to RMB19.9 million (US$ 2.9 million) was recognized. The disposal gain was mainly resulted from the recognition of the un-realized profit generated from the module sales transactions between the Group and Poyang Luohong before the disposal with the amount of RMB19.9 million. Consideration associated with the transaction was collected in full in 2019. Upon the disposal, the non-controlling interests related to Poyang Luohong with the carrying amount of RMB 97.8 million was eliminated.

(iv) In the second and third quarter of 2018, government background companies made capital injection with an amount of RMB 517.0 million into Haining Jinko. In the third quarter of 2019, to support development of local enterprise, government background funds of Zhejiang province made investment into Haining Jinko by capital injection through a limited partnership established together with Zhejiang Jinko. The total capital injection received from the government funds in the year of 2019 amounted to RMB 845.8 million. The Group's percentage of ownership in Haining Jinko was 71% as at September 30, 2020. Haining Jinko was founded by the Group in 2017 and is principally engaged in the production of photovoltaic products, such as solar modules and cells, for intercompany sales within the Group.

(v) In the second quarter of 2019, Jiangxi Jinko, together with a government background fund, established Jinko Sichuan. Cash capital injections with an aggregate amount of RMB800 million and RMB1,000 million had been made by the non-controlling shareholder as of December 31, 2019 and September 30, 2020. The Group owns 70% equity interest in Jinko Sichuan and consolidated the entity in its financial statements. Jinko Sichuan is principally engaged in the production of silicon ingot for intercompany sales within the Group.

(vi) In the fourth quarter of 2019, Jiangxi Jinko, together with a government background fund, established Jinko Chuzhou. Cash capital injections with an aggregate amount of RMB550 million and RMB850 million had been made by the non-controlling shareholder as of December 31, 2019 and September 30, 2020. The Group owns 55% equity interest in Jinko Chuzhou and consolidated such entity in its financial statements. Jinko Chuzhou is principally engaged in the production of solar modules for intercompany sales within the Group. In the third quarter of 2020, the non-controlling interest arrangement was settled in return for a loan liability pursuant to a supplementary investment agreement between the Group and the government background fund (Note 19).

(vii) In the fourth quarter of 2019, Jiangxi Jinko, together with government background funds, established Jinko Yiwu. Cash capital injections with an aggregate amount of RMB400 million and RMB765 million had been made by the non-controlling shareholders as of December 31, 2019 and September 30, 2020. The Group owns 55% equity interest in Jinko Yiwu and consolidated such entity in its financial statements. Jinko Yiwu is principally engaged in the production of solar modules for intercompany sales within the Group. In the third quarter of 2020, the non-controlling interest arrangement was settled in return for a loan liability pursuant to a supplementary investment agreement between the Group and government background funds (Note 19).

(viii) In the second quarter of 2020, Jiangxi Jinko, together with a government background fund, established Jinko Shangrao. Cash capital injections with an aggregate amount of RMB2,000 million had been made by the government fund as of September 30, 2020. The group owns 55% equity interest in Jinko Shangrao and consolidated such entity in its financial statements. Shangrao Jinko is principally engaged in the production of photovoltaic products, such as solar modules and cells (Note 19).

(ix) In the second quarter of 2020, Jiangxi Materials acquired Rui Xu with a consideration of RMB 20 million. Rui Xu is principally engaged in the production of photovoltaic consumable materials.

2.    PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying unaudited condensed consolidated financial statements were prepared on a basis substantially consistent with the Company’s audited consolidated financial statements for the year ended December 31, 2019. These unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and SEC rules and regulations for interim financial information.

In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair statement of the Company’s interim condensed consolidated financial statements as of September 30, 2020, and for the nine months ended September 30, 2019 and 2020. The year-end condensed balance sheet data as of December 31, 2019 was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and related notes as of and for the year ended December 31, 2019.

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful receivables, provision for inventories and advances to suppliers, impairment of long-lived assets, depreciation of property, plant and equipment, project assets and intangible assets, certain accrued liabilities including accruals for warranty costs, guarantees, sale-leaseback, accounting for share-based compensation, legal contingencies, income taxes and related deferred tax valuation allowance, fair value measurements of share-based compensation and financial instruments.

b. Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

For the Group’s majority-owned subsidiaries, non-controlling interests is recognized to reflect the portion of their equity interests which are not attributable, directly or indirectly, to the Group. Consolidated net income on the unaudited condensed consolidated statement of operation includes the net income attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in the Group’s unaudited condensed consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the unaudited condensed consolidated statements of cash flows.

c. Foreign currency translation

The Group's reporting currency is the Renminbi (“RMB”), the official currency in the PRC. The Company and its PRC subsidiaries use RMB as their functional currency, while the functional currency of its subsidiaries incorporated outside of PRC is USD or EUR etc. Transactions denominated in currencies other than the functional currency are translated into the functional currency of the entity at the exchange rates prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the unaudited condensed consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of the entity using the applicable exchange rates at the applicable balance sheet dates. All such exchange gains or losses are included in exchange loss in the unaudited condensed consolidated statements of operations.

For consolidation purpose, the financial statements of the Company’s subsidiaries whose functional currencies are other than the RMB are translated into RMB using exchange rates quoted by the People's Bank of China (the “PBOC”). Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses and gains and losses are translated using the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of in accumulated other comprehensive income in the unaudited condensed consolidated statement of comprehensive income/ (loss).

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents, restricted short-term investments and restricted cash denominated in RMB amounted to RMB10,387.2 million and RMB9,015.5 million as of December 31, 2019 and September 30, 2020, respectively.

d. Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of three months or less.

Restricted cash represents deposits legally held by banks which are not available for the Group’s general use. These deposits are held as collateral for issuance of letters of credit or guarantee, bank acceptance notes to vendors for purchase of machinery and inventories and foreign exchange forward contracts.

Cash, cash equivalents and restricted cash as reported in the unaudited condensed consolidated statement of cash flows are presented separately on our unaudited condensed consolidated balance sheet as follows:

	2019	2020
	December 31	September 30
	RMB	RMB
Cash and cash equivalents	5,653,853,691	5,774,669,007
Restricted cash	576,546,098	630,173,155
Cash and cash equivalents included in held-for-sale assets	43,558,640	—
Total	6,273,958,429	6,404,842,162

e. Restricted short-term investments

Restricted short-term investments represent the time deposits at banks with original maturities longer than three months and less than one year, which are held as collateral for issuance of letters of credit, guarantee, bank acceptance notes or deposits for short-term borrowings.

f. Notes receivable and payable

Notes receivable represents bank or commercial drafts that have been arranged with third-party financial institutions by certain customers to settle their purchases from the Group. The carrying amount of notes receivable approximate their fair values due to the short-term maturity of the notes receivables.

The Group also issues bank acceptance notes to its suppliers in China in the normal course of business. The Group classifies the changes in notes payable as financing activities.

Notes receivable and payable are typically non-interest bearing and have maturities of less than six months.

g. Current expected credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses.

The Company adopted this ASC Topic 326 and several associated ASUs on January 1, 2020 using a modified retrospective approach with a cumulative effect recorded as increase of accumulated retained earnings with amount of RMB6.6 million, among which RMB30.9 million was related to the decrease of allowance for accounts receivables-third parties, RMB15.0 million was related to the increase of allowance for accounts receivables- related parties and RMB9.3 million was related to the increase of allowance for other receivables and other current/non-current assets. As of January 1, 2020, upon the adoption, the expected credit loss provision for the current and non-current assets were RMB306,525,000 and RMB5,065,000, respectively.

The Company’s trade receivable, notes receivable, guarantee receivables, deposits and other receivables are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of its customers and the related receivables, notes receivable, guarantee receivables, deposits and other receivables which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Company’s specific facts and circumstances.

For the nine months ended September 30, 2020, the Company recorded RMB43,590,206 expected credit loss expense in general and administrative expenses. As of September 30, 2020, the expected credit loss provision for the current and non-current assets were RMB351,539,926 and RMB3,640,280, respectively.

h. Accounts receivable

Accounts receivable in the balance sheets are stated net of such provision, if any. Before approving sales to each customer, the Group conducts a credit assessment for each customer to evaluate the collectability of such sales. The assessment usually takes into consideration the credit worthiness of such customer and its guarantor, if any, the Group’s historical payment experience with such customer, industry-wide trends with respect to credit terms, including the terms offered by competitors, and the macro-economic conditions of the region to which sales will be made. The Group executes a sales order with a customer and arrange for shipment only if its credit assessment concludes that the collectability with such customer is probable. The Group may also from time to time require security deposits from certain customers to minimize its credit risk. After the sales are made, the Group closely monitors the credit situation of each customer on an on-going basis for any subsequent change in its financial position, business development and credit rating, and evaluates whether any of such adverse change warrants further action to be taken by the Group, including asserting claims and/or initiating legal proceedings against the customer and/or its guarantor, as well as making provisions. It is also the Group’s general practice to suspend further sales to any customer with significant overdue balances.

i. Advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances to suppliers and provide for losses on advances which are akin to receivables in operating expenses because of suppliers’ inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Company classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the 12 months are recorded in advances to suppliers to be utilized beyond one year. No provision of advance to suppliers was recorded during the nine months ended September 30, 2019 and 2020, respectively.

j. Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Group may have higher gross margin when products that have been previously reserved or written down are eventually sold. The sale of previously reserved inventory did not have a material impact on our gross margin percentage for any of the years presented.

In addition, the Group analyzes its firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no loss provision recorded related to these long-term contracts for the nine months ended September 30, 2019 and September 30, 2020.

k. Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	20 years
Machinery and equipment	10 years
Furniture, fixture and office equipment	3‑5 years
Motor vehicles	4‑5 years

Construction in progress primarily represents the construction of new production line and buildings. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property, plant and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the unaudited condensed consolidated statement of operations upon disposal.

l. Project Assets, net

Project assets represented the costs of solar power plants held for generation of electricity revenue, held with the intention to sell to third parties and solar power plants under construction. Project assets are stated in the unaudited condensed consolidated balance sheets at cost less accumulated depreciation and impairment provision, if any.

Costs of project assets consist primarily of costs relating to construction of solar power plants at various stages of development. These costs include costs for procurement of solar module and other equipment (including intercompany purchases), cost of land on which solar power plants are developed and other direct costs for developing and constructing solar power plants, such as costs for obtaining permits required for solar power plants and costs for designing, engineering, interest costs capitalized and installation in the course of construction. Such costs are capitalized starting from the point when it is determined that development of the solar power plant is probable. For a solar power project asset acquired from third parties, the initial cost is the acquisition cost which includes the consideration transferred and certain direct acquisition costs.

Costs capitalized in the construction of solar power plants under development will be transferred to completed solar power plants upon completion and when they are ready for intended use, which is at the point of time when the solar power plant is connected to grids and begins to generate electricity. Depreciation of the completed solar power plant held for generation of electricity revenue commences once the solar power plant is ready for intended use. Depreciation is computed using the straight-line method over the expected life of 20 years.

The Company does not depreciate project assets when such project assets are constructed for sale upon completion. Any revenue generated from such project assets connected to the grid would be considered incidental revenue and accounted for as a reduction of the capitalized project costs for development.

m. Assets held for sale

Long-lived assets to be sold are classified as held for sale when the following recognition criteria in ASC 360-10-45-9 are met:

◻      Management, having the authority to approve the action, commits to a plan to sell the asset.

◻      The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.

◻      An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated.

◻      The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year,

◻      The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

◻      Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The Group entered into an agreement to sell two solar power plants in Mexico to a Mexican renewable energy company in November 2019. Assets and liabilities related to these two solar power plants were reclassified from project assets as assets/liabilities held for sale as of December 31, 2019.

n. Interest Capitalization

Interest expenses during the nine months ended September 30, 2019 and 2020 were RMB513,492,358 and RMB581,367,937, net of with interest income of RMB173,132,252 and RMB216,612,495, respectively.

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially completed or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Group capitalizes interest on amounts expended on the project at the Group’s weighted average cost of borrowings. Interest expense capitalized associated with the construction projects for the nine months ended September 30, 2019 and 2020 were RMB33,129,477 and RMB20,682,443, respectively.

o. Land use rights and land lease

a. Land use rights

Land use rights represent acquisition costs to purchase land use rights from the PRC government, which are evidenced by property certificates. The periods of these purchased land use rights are either 50 years or 70 years. The Company classifies land use rights as long term assets on the balance sheet and cash outflows related to acquisition of land use right as investing activities.

Land use rights are carried at cost less accumulated amortization and impairment losses, if any. Amortization is computed using the straight-line method over the term specified in the land use right certificate for 50 years or 70 years, as applicable.

b. Land lease

For certain of the Group’s solar power project, the Group enters into land lease contracts with the owners of the land use rights. Under such lease arrangements, the owners retain the property right of the land use rights. While the Group can only set up the solar panels on these leased lands but does not have the right to sell, lease or dispose the land use rights. Accordingly, land leases are classified as operating leases.

p. Intangible assets

Intangible assets include purchased software and fees paid to register trademarks and are amortized on a straight-line basis over their estimated useful lives, which are 5 or 10 years, respectively.

q. Business combination and assets acquisition

U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the purchase method. The Group has adopted ASC 805 “Business Combinations,” and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. The transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net tangible and intangible assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the unaudited condensed consolidated statements of operations and comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the future cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although management believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

A non-controlling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Unaudited consolidated net income on the unaudited condensed consolidated statements of operations and comprehensive income includes the net income (loss) attributable to non-controlling interests when applicable. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s unaudited condensed consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the unaudited condensed consolidated statements of cash flows when applicable.

r. Investments in affiliates and other equity securities

On January 1, 2018, the Company adopted ASU No. 2016-01, which requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. This standard also changed the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to be measured at fair value. A policy election can be made for these investments whereby investment will be carried at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments.

With the adoption of ASU No. 2016-01, for investments in equity securities lacking of readily determinable fair values, the Company elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. Adoption of the standard had no significant impact on the Group’s unaudited condensed consolidated financial statements for the nine months ended September 30, 2019 and 2020. Prior to the fiscal year of 2018, these investments over which the Company does not have the ability to exercise significant influence were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

The Group’s investments include equity method investments and equity securities without readily determinable fair values.

The Group holds equity investments in affiliates in which it does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee. These investments are accounted for under equity method of accounting wherein the Group records its’ proportionate share of the investees’ income or loss in its unaudited condensed consolidated financial statements.

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. The Group reviews several factors to determine whether an impairment is recognized. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

s. Impairment of long-lived assets

The Group’s long-lived assets include property, plant and equipment, project assets, land use rights and intangible assets with finite lives. The Group’s business requires heavy investment in manufacturing equipment that is technologically advanced, but can quickly become significantly under-utilized or rendered obsolete by rapid changes in demand for solar power products produced with those equipment.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. The Group may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses.

t. Leases

The Company adopted ASC Topic 842 on January 1, 2019, using the modified retrospective transition method as of the effective date as the date of initial application. Consequently, prior periods have not been recast and the disclosures required under ASC Topic 842 are not provided for dates and periods before January 1, 2019.

The Company determines if a contract contains a lease at inception of the arrangement based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset and whether it has the right to direct the use of an identified asset in exchange for consideration, which relates to an asset which the Company does not own. Right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease. The Company does not typically incur variable lease payments related to its leases.

For a sale-leaseback transaction, sale-leaseback accounting shall be used by a seller-lessee only if the transaction meet all of the following: a) the transfer of the underlying asset meets the definition of a sale under ASC 606; b) the leaseback transaction does not result in a lease that would be classified as a finance lease; c) the contract does not contain a repurchase option, unless the option is exercisable at the fair value on the exercise date and there are alternative assets substantially the same as the transferred asset available in the market place.

If a sale-leaseback transaction does not qualify for sale-leaseback accounting because of the transfer of underlying assets does not meet the definition of sale, it is accounted for as a financing under ASC 360.

The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC Topic 842 recognition requirements; and (iii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

u. Guarantees

The Group issues debt payment guarantees in favor of JinkoPower, a related party. The guarantees require the Group to make payments to reimburse the holders of the debt subject to these guarantees for losses they incur when JinkoPower fails to make repayments to the holders, when its liability to the holders falls due.

A guarantee liability is initially recognized at the estimated fair value in the Group’s unaudited condensed consolidated balance sheets unless it becomes probable that the Group will reimburse the holder of the guarantee for an amount higher than the carrying amount, in which case the guarantee is carried in the Group’s unaudited condensed consolidated balance sheets at the expected amount payable to the holder. The fair value of the guarantee liability is measured by the total consideration to be received in connection with the provision of guarantee. The guarantee liability is amortized in straight line during the guarantee period.

Receivables have also been recorded for the guarantee payments to be received (Note 26).

Pursuant to the master service agreement signed with JinkoPower, guarantee service fee is settled on a half-year basis.

v. Revenue recognition

On January 1, 2018, the Group adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), by applying the modified retrospective method under which the Company has elected to adopt the standard applied to those contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historical accounting practices under ASC Topic 605 “Revenue Recognition”.

The Company negotiated payment terms on a case by case basis and allows most of its overseas’ customers to make full payment within 90 days and domestic customers to make 90% to 95% of payment within 180 days after delivery and the rest will be paid when the Retainage Period (as defined below) ends.

As a result of adopting ASC Topic 606, for the sales contracts with retainage terms, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for a specified period from one year to two year since normal operation of related customer’s solar project (“Retainage Period”), revenue from retainage is recognized upon the Group satisfied its performance obligation to transfer the goods to its customers instead of deferring recognition until the customers pay it after the Retainage Period expires under ASC Topic 605 “Revenue Recognition”. Revenue recognition for the Group’s other sales arrangements, including sales of solar modules, wafers, cells and revenue from generated electricity, remained materially consistent with historical practice.

For the contracts with retainage terms signed and executed before the adoption date of January 1, 2018, as 90%~95% of the revenue was recognized before the date of initial application, which is considered to be substantial, management concluded that these contracts have been completed before the adoption date, and as the company has elected to apply the modified retrospective adoption method only to contracts that were not completed as of January 1, 2018, no cumulative effect related to these retainages is recognized as an adjustment to the opening balance of retained earnings. The revenue recognized upon collection of these retainage amounts is recognized under ASC 605, the prior revenue recognition standard, with the amount of RMB7,660,940 and RMB28,824,540 in the nine months ended September 30, 2019 and 2020, respectively.

The total amounts of retainage that were not recognized as revenue were RMB55,582,550 and RMB26,758,010 as of December 31, 2019 and September 30, 2020, respectively. All of the retainages are within the Retainage Period of the sales contracts ranged from one year to two years.

The Group was mainly subject to value added taxes ("VAT") on its sales from products. The Group recognizes revenue net of VAT. Related surcharges, such as urban maintenance and construction tax as well as surtax for education expenses are recorded in cost of revenues.

The Company’s accounting practices under ASC Topic 606, “Revenue from Contracts with Customers” are as followings:

(a)  Revenue recognition on product sales

For all product sales, the Group requires a contract or purchase order which quantifies pricing, quantity and product specifications. The Company’s sales arrangements generally do not contain variable considerations and are short-term in nature. The Company recognizes revenue at a point in time based on management’s evaluation of when the customer obtains control of the products. Revenue is recognized as performance obligation under the terms of a contract with the customer are satisfied and control of the product has been transferred to the customer. Sales of goods do not include multiple product and/or service elements.

Practical expedients and exemption

Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the nine months ended September 30, 2019 and 2020, no incremental cost was capitalized as assets.

The Group also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less and for contracts where the Company has the right to invoice for performance completed to date.

Based on the considerations that there is no difference between the amount of promised consideration and the cash selling price of product sales, in addition the actual length of time between when the Group transfers products to the customer and when the customer pays for those products has been generally within one year, the Group assessed and concluded that there is no significant financing component in place within its products sales as a practical expedient in accordance with ASC 606-10-32-18. As the retainage term is made to secure the future effective operation of solar modules and not to provide customer with significant financing, no significant financing component is considered to exist in the sales contract with retainage terms.

(b)  Sales of solar projects

The Company’s sales arrangements for solar projects do not contain any forms of continuing involvement that may affect the revenue or profit recognition of the transactions, nor any variable considerations for energy performance guarantees, minimum electricity end subscription commitments. The Company therefore determined its single performance obligation to the customer is the sale of a completed solar project. The Group recognizes revenue for sales of solar projects at a point in time after the solar project has been grid connected and the customer obtains control of the solar project.

w. Segment report

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments.

Based on the criteria established by ASC 280 "Segment Reporting", the Group's chief operating decision maker has been identified as the Chairman of the Board of Directors as well as the CEO, who only review consolidated results of the Group when making decisions about allocating resources and assessing performance. Hence, the Group has only one operating segment which is vertically integrated solar power products manufacturing business from silicon ingots, wafers, cells to solar modules.

x. Cost of revenue

Cost of revenue for sales of photovoltaic products includes production and indirect costs, as well as shipping and handling costs for raw materials purchase and provision for inventories.

Costs of electricity generation revenue include depreciation of solar power project assets and costs associated with operation and maintenance of the project assets. Cost of electricity sales was RMB17.3 million and RMB31.1 million for the nine months ended September 30, 2019 and 2020, respectively.

y. Warranty cost

Solar modules produced by the Group are typically sold with either a 5-year or 10-year warranty for product defects, and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. Therefore, the Group is exposed to potential liabilities that could arise from these warranties. The potential liability is generally in the form of product replacement or repair.

Management applied significant judgements in estimating the expected failure rate of the Company's solar module products and the estimated replacement costs associated with fulfilling its warranty obligations when measuring the warranty costs. Based on the actual claims incurred during the past years which appears to be consistent with the market practice, the Group projected the expected failure rate as 1% for the whole warranty period, which is consistent with prior assumptions. Based on the Group’s actual claims experience in the historical periods as well as management’s current best estimation, the Group believes that the average selling price of solar modules over the past two years more accurately reflects the estimated warranty cost liability in connection with the products sold by the Group, as opposed to the current and past spot prices. According to the updated product replacement cost included in the warranty liability estimation which continued to drop in recent years, the Group reversed previous years’ recorded warranty liability of RMB91,258,592 and RMB84,768,980, with a corresponding decrease to selling and marketing expenses, during the nine months ended September 30, 2019 and 2020, respectively.

The warranty costs were classified as current liabilities under other payables and accruals, and non-current liabilities under accrued warranty costs – non-current, respectively, which reflect the Group’s estimation of the timing of when the warranty expenditures will likely be made. For the nine months ended September 30, 2019 and 2020, warranty costs accrued for the modules delivered in the periods before the reversals due to updated product replacement cost were RMB210,489,049 and RMB281,298,766, respectively. The utilization of the warranty accruals for the nine months ended September 30, 2019 and 2020 were RMB69,767,452 and RMB58,980,800, respectively. Utilization of warranty accruals in 2019 was mainly caused by the extreme climatic conditions in Xinjiang, China and India and the utilization of warranty accruals in 2020 was mainly due to sporadic customer claims with accumulation of the Group’s solar module shipment. Considering the defective modules only comprised a small portion of the Group’s module shipments, it is less likely to have a significant impact on the Group’s estimation on the expected failure rate of module production.

Movement of accrued warranty cost

	For the nine months ended September 30
	2019	2020
	RMB	RMB
At beginning of period	656,677,245	751,440,344
Additions	210,489,049	281,298,766
Utilization	(69,767,452)	(58,980,800)
Reversal	(91,258,592)	(84,768,980)
At end of period	706,140,250	888,989,330

The Group purchases warranty insurance policy which provides coverage for the product warranty services of solar modules worldwide. Prepayment for warranty insurance premium is initially recorded as other assets and is amortized over the insurance coverage period. Prepayment for warranty insurance premium is not recorded as reduction of estimated warranty liabilities. Once the Group receives insurance recoveries, warranty expenses will be credited.

In previous years, the Company incurred additional warranty costs due to the defects in a specific batch of raw materials provided by a supplier. The Company appealed against the supplier for the defects and obtained the final judgement from the court in September 2020, pursuant to which the Company shall be compensated by the supplier with the amount of RMB83,054,792 by offsetting the Company’s payables due to such supplier. Given that, the Company reversed warranty expenses in the third quarter of 2020 with a corresponding reduction in accounts payables.

z. Shipping and handling

Costs to ship products to customers are included in selling and marketing expenses in the unaudited condensed consolidated statements of operations. Costs to ship products to customers were RMB1,050,187,846 and RMB1,229,043,079 for the nine months ended September 30, 2019 and 2020, respectively.

aa. Research and development

Research and development costs are expensed when incurred.

ab. Start-up costs

The Group expenses all costs incurred in connection with start-up activities, including pre-production costs associated with new manufacturing facilities (excluding costs that are capitalized as part of property, plant and equipment) and costs incurred with the formation of new subsidiaries such as organization costs.

ac. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the unaudited condensed consolidated statements of operations in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

The accounting for uncertain tax positions requires that the Company recognizes in the unaudited condensed consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. As of December 31, 2019 and September 30, 2020, there were no uncertain tax positions.

ad. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

ae. Fair value of financial instruments

The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). A hierarchy is established for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, the Group measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Group obtains from third parties is internally validated for reasonableness prior to use in the unaudited condensed consolidated financial statements. When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes. Although the Group uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Group’s unaudited condensed consolidated assets, liabilities, equity and net income.

The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, restricted short-term and long-term investments, accounts and notes receivable, foreign exchange forward contract receivables, other receivables, prepayments and other current assets, call option, foreign exchange option, accounts and notes payable, other payables and accruals, foreign exchange forward contract payables, guarantee liabilities, lease liabilities, short-term borrowings, long-term borrowings, convertible senior notes and interest rate swap.

The foreign exchange forward contracts receivable and payable, call option, foreign exchange options, interest rate swap and convertible senior notes are measured at fair value (Note 28). Except for these financial instruments and long-term borrowing, the carrying values of the Group’s other financial instruments approximated their fair values due to the short-term maturity of these instruments. The carrying amount of long-term borrowing approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

When the fair value option is elected for financial liabilities, changes in fair value due to changes in instrument-specific credit risk will be recognized separately in other comprehensive income. As the Company elected to measure its convertible senior notes issued in 2019 in their entirety at fair value, the portion of the total change in the fair value of the convertible senior notes that results from a change in the instrument-specific credit risk is presented separately in other comprehensive income. The gains or losses attributable to changes in instrument-specific credit risk were benchmarked by the portion of the total change in fair value that excluding the amount resulting from a change in a risk-free rate.

af. Government grants

Government grants related to technology upgrades and enterprise development are recognized as subsidy income when received. For the nine months ended September 30, 2019 and September 30, 2020, the Group received financial subsidies of RMB48,651,432 and RMB82,279,132 from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions related to specific use or disposition of the funds, attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

Government grants related to assets are initially recorded as other payables and accruals which are then deducted from the carrying amount when the assets are ready for use and approved by related government. The Company received government grant related to assets of RMB24,889,754 and nil during the nine months ended September 30, 2019 and September 30, 2020, respectively.

ag. Repurchase of share

When the Company’s shares are purchased for retirement, the excess of the purchase price over its par value is recorded entirely to additional paid-in capital subject to the limitation of the additional paid in capital when the shares were originally issued. When the Company’s shares are acquired for purposes other than retirement, the purchase price is shown separately as treasury stock.

ah. Earnings/(Loss) per share

Basic earnings(loss) per share is computed by dividing net income(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings(loss) per share is calculated by dividing net income(loss) attributable to ordinary shareholders, as adjusted for the change in income or loss as result from the assumed conversion of those participating securities, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential diluted securities consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method), the potential shares underlying call option arrangement and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method), which are not included in the calculation of dilutive earnings per share if the effect is anti-dilutive.

Changes in income or loss of potential dilutive securities as result from the assumed conversion of the convertible senior notes and assumed exercise of call option, if any, are recorded as the adjustment to the consolidated net income (loss) to arrive at the diluted net income (loss) available to the Company’s ordinary shareholders.

ai. Share-based compensation

The Company’s share-based payment transactions with employees, including share options, are measured based on the grant-date fair value of the equity instrument issued. The fair value of the award is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period.

aj. Other comprehensive income/(loss)

Other comprehensive income/(loss) is defined as the change in equity during a period from non-owner sources. The Company’s other comprehensive income/(loss) for each period presented is comprised of foreign currency translation adjustment of the Company’s foreign subsidiaries and unrealized gains and losses on available-for-sale securities.

ak. Convenience translation

Translations of balances in the unaudited condensed consolidated balance sheet, unaudited condensed consolidated statement of operation, unaudited condensed consolidated statement of comprehensive income and statement of cash flows from RMB into United States dollars ("US$" or "USD") as of and for the period ended September 30, 2020 are solely for the convenience of readers and were calculated at the rate of RMB$6.7896 to US$1.00, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2020, or at any other rate.

al. Recent accounting pronouncements

New Accounting Standards Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which eliminates the probable recognition threshold for credit impairments. The new guidance broadens the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually to include forecasted information, as well as past events and current conditions. There is no specified method for measuring expected credit losses, and an entity is allowed to apply methods that reasonably reflect its expectations of the credit loss estimate. For public business entities that are SEC filers, the amendments are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company adopted the update of ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): “Measurement of Credit Losses on Financial Instruments” on January 1, 2020 (Note (2g)).

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company adopted this guidance on January 1, 2020 and it did not have a material effect on the Company’s unaudited condensed consolidated financial statements.

New Accounting Standards Not Yet Adopted

In January 2020, the FASB issued ASU 2020-01 Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarify that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. The standard is effective for the Company for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact of ASU 2020-01.

3.    REVENUES

The Group’s revenues for the respective periods are detailed as follows:

	For the nine months ended September 30
	2019	2020
	RMB	RMB
Sales of solar modules	19,512,340,122	23,912,985,770
Sales of silicon wafers	514,771,881	314,461,103
Sales of solar cells	167,621,923	209,893,108
Sales of solar projects	—	1,197,712,617
Revenue from generated electricity	22,095,482	69,827,652
Total	20,216,829,408	25,704,880,250

In March 2020, the Company sold two solar power plants in Mexico, that were constructed with an intent to sell, with a combined capacity of 155 MW to an independent third party, and recognized sales of solar projects with the amount of RMB1,197.7 million.

The following table summarizes the Group’s net revenues generated in respective region:

	For the nine months ended September 30
	2019	2020
	RMB	RMB
Inside China (including Hong Kong and Taiwan)	1,926,109,782	4,652,221,350
North America	4,937,223,675	8,077,374,914
Europe	4,060,488,607	3,696,548,737
Asia Pacific	5,839,725,240	5,759,164,603
Rest of the world	3,453,282,104	3,519,570,646
Total	20,216,829,408	25,704,880,250

4.    INTEREST EXPENSE, NET

	For the nine months ended September 30
	2019	2020
	RMB	RMB
Interest expense	513,492,358	581,367,937
Less: Interest capitalization	(33,129,477)	(20,682,443)
Less: Interest income	(173,132,252)	(216,612,495)
Amortisation of bond issuance costs	525,000	—
Total	307,755,629	344,072,999

5.    OTHER INCOME/(EXPENSES), NET

	For the nine months ended September 30
	2019	2020
	RMB	RMB
Guarantee income	17,438,596	11,007,586
Donations	(996,752)	(12,477,053)
Total	16,441,844	(1,469,467)

In 2016, the Group issued debt payment guarantees and redemption guarantees in favor of JinkoPower, a related party (Note 26). The guarantee liability which corresponds with the guarantee fees received is being amortized in straight line during the guarantee period from 1 to 16 years based on the life of the outstanding guaranteed bank loans by recognizing a credit to other income.

Increase of donations in the nine months ended September 30, 2020 was primarily due to the Group's charitable donations in sight of the outbreak of COVID-19.

6.    TAXATION

The Company and its subsidiaries file separate income tax returns.

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries in Cayman Islands are not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no Cayman Islands withholding tax is imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands(“BVI”), the Company’s subsidiary in BVI is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no British Virgin Islands withholding tax is imposed.

People’s Republic of China

On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "CIT Law") with effective on January 1, 2008. The CIT Law enacted a statutory income tax rate of 25%. In 2017, three of the major subsidiaries of the Group, Jiangxi Jinko, Zhejiang Jinko and Jinko Materials were recognized by State Administration of Taxation as a “National High and New Technology Enterprise”, entitling them to a preferential tax rate of 15%. In 2018 and 2019, Zhejiang Jinko, Jiangxi Jinko and Jiangxi Material successfully renewed the qualification and continued to enjoy the preferential tax rate of 15% for the next three years, respectively. In 2019, Yuhuan Jinko and Haining Jinko were also recognized by State Administration of Taxation as a “National High and New Technology Enterprise”, entitling them to a preferential tax rate of 15% for the next three years. In April 2018, Xinjiang Jinko obtained the beneficial tax rate registration for encouraging industries located in the western region of China, which entitles Xinjiang Jinko to enjoy the preferential tax rate of 15% in 2017 and 2018. In 2017, Xinjiang Jinko was also recognized by State Administration of Taxation as a “National High and New Technology Enterprise”, entitling it to a preferential tax rate of 15% for the next three years.

Under the CIT Law, 10% withholding income tax ("WHT") will be levied on foreign investors for dividend distributions from foreign invested enterprises' profit earned after January 1, 2008. For certain treaty jurisdictions such as Hong Kong which has signed double tax arrangement with the PRC, the applicable WHT rate could be reduced to 5% if foreign investors directly hold at least 25% shares of invested enterprises at any time throughout the 12-month period preceding the entitlement to the dividends and they are also qualified as beneficial owners to enjoy the treaty benefit. Deferred income taxes are not provided on undistributed earnings of the Company's subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of the Company's PRC subsidiaries intended to be permanently reinvested totaled RMB3,883,577,293 and RMB4,334,623,028 as of December 31, 2019 and September 30, 2020 respectively, and the amount of the unrecognized deferred tax liability, calculated based on the 5% rate, on the permanently reinvested earnings was RMB194,178,865 and RMB216,731,151 as of December 31, 2019 and September 30, 2020 respectively.

Hong Kong

The Company’s subsidiaries established in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% on its assessable profit.

Japan

Jinko Japan is incorporated in Japan and is subject to corporate income tax at 38.0%.

European Countries

Jinko Switzerland is incorporated in Switzerland and according to its current business model where it employs limited staff and generates income exclusively from trading activities conducted outside Switzerland, is subject to a combined federal, cantonal and communal tax rate of 8.5% in 2019.

Jinko GMBH is incorporated in Germany and is subject to Germany profit tax rate of approximately 33% on the assessable profit.

Jinko Italy is incorporated in Italy and is subject to corporate income tax at 27.9%.

Jinko France is incorporated in France and is subject to corporate income tax at 31%.

Jinko Portugal is incorporated in Portugal and is subject to corporate income tax at 23%.

United States

Jinko US, Jinko US holding, and Jinko Solar (U.S.) Industries are Delaware incorporated corporations that are subject to U.S. corporate income tax on taxable incomes at a rate of up to 21% for taxable years beginning after December 31, 2017 and U.S. corporate income tax on taxable incomes of up to 35% for prior tax years. The U.S. Tax Reform signed into law on December 22, 2017 significantly modified the U.S. Internal Revenue Code by, among other things, reducing the statutory U.S. federal corporate income tax rate from 35% to 21% for taxable years beginning after December 31, 2017; limiting and/or eliminating many business deductions; and migrating the U.S. to a territorial tax system.

Malaysia

The Income Tax Act 1967 of Malaysia, revised in 1971, enacted a statutory income tax rate of 24%. Nevertheless, Malaysia offers a wide range of tax incentives, including tax exemptions, capital allowances, and enhanced tax deductions, to attract foreign direct investment. Incorporated in Malaysia, Jinko Malaysia is entitled to a five year 100% tax exemption, approved in February 2017 and retrospectively effective from August 2015, under the pioneer status (PS) incentive scheme as a company engaged in producing high technology products identified by the Malaysian Investment Development Authority (MIDA).

Canada

Jinko Canada is incorporated in Canada and is subject to a federal corporate income tax of 15% and provinces and territories income tax of 11.5%.

Australia

Jinko Australia is incorporated in Australia and is subject to corporate income tax at 30%.

Brazil

Jinko Brazil is incorporated in Brazil and is subject to corporate income tax at 34%.

Mexico

Jinko Mexico is incorporated in Mexico and is subject to corporate income tax at 30%.

Composition of Income Tax Expense

The income tax benefit included in the unaudited condensed consolidated statement of operations for the nine months ended September 30, 2019 and 2020 are as follows:

	For the nine months ended September 30
	2019	2020
	RMB	RMB
Deferred tax expenses	6,561,494	—
Current Income tax expenses	50,424,482	201,499,393
Income tax expenses	56,985,976	201,499,393

The Company adopted ASC 740-27-30-36 approach for interim period tax computation and reporting.

During the nine months ended September 30, 2019 and 2020, the Company recorded income tax benefit of RMB84,065,080 and RMB 83,460,008 resulting from income tax filing differences due to research and development costs super deduction amounted to RMB531,889,050 and RMB556,400,053, which was approved by the local tax bureau upon the tax filing in May 2019 and 2020, respectively. Such income tax benefit was treated as discrete items in the interim period tax computation.

Increase in the effective tax rate was mainly attributable to the Group's subsidiaries in U.S. subject to higher income tax rate generated higher profits in the nine months ended September 30, 2020.

7.    ACCOUNTS RECEIVABLE, NET—THIRD PARTIES

	2019	2020
	December 31	September 30
	RMB	RMB
Accounts receivables	5,584,548,167	5,472,967,286
Allowance for credit losses	(318,197,517)	(325,929,467)
Accounts receivable, net	5,266,350,650	5,147,037,819

The following table summarizes the activity in the allowance for credit losses related to accounts receivable for the nine months ended September 30, 2019 and 2020:

	For the nine months ended September 30
	2019	2020
	RMB	RMB
At beginning of period	256,605,518	318,197,517
Impact of adopting ASC Topic 326	—	(30,915,517)
Addition	78,486,446	49,392,754
Reversal	(80,526,863)	(10,745,287)
At end of period	254,565,101	325,929,467

As of December 31, 2019 and September 30, 2020, accounts receivable with net book value of RMB1,200,492,957 and RMB851,038,544 were pledged as collateral for the Group’s borrowings (Note 19).

8.    ADVANCES TO SUPPLIERS, NET – THIRD PARTIES

	2019	2020
	December 31	September 30
	RMB	RMB
Advances to suppliers - current	2,529,898,199	2,033,468,362
Provision for advances to suppliers	(7,524,746)	(7,524,746)
Advances to suppliers, net	2,522,373,453	2,025,943,616

As of December 31, 2019 and September 30, 2020, advances to suppliers with term of less than 1 year mainly represent payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next twelve months. There was no provisions recorded against advances to suppliers for the nine months ended December 31, 2019 and 2020.

9.    INVENTORIES

Inventories consisted of the following:

	2019	2020
	December 31	September 30
	RMB	RMB
Raw materials	1,350,518,751	2,017,586,883
Work-in-progress	792,495,823	1,226,584,172
Finished goods	3,675,774,411	4,478,097,805
Total	5,818,788,985	7,722,268,860

Write-down of the carrying amount of inventory to its estimated net realizable value was RMB114,104,809 and RMB157,712,021 for the nine months ended September 30, 2019 and September 30, 2020, respectively, and were recorded as cost of revenues in the unaudited condensed consolidated statements of operations. Inventory write downs were mainly related to the inventories whose market value is lower than its carrying amount due to lower photoelectric conversion efficiencies.

As of December 31, 2019 and September 30, 2020, inventories with net book value of RMB258,692,099 and RMB379,151,619 were pledged as collateral for the Group’s borrowings (Note 19).

10.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	2019	2020
	December 31	September 30
	RMB	RMB
Value-added tax deductible (a)	701,407,085	793,655,315
Deposit for customer duty, bidding and others	257,678,467	373,959,810
Prepayment of electricity and others	181,596,189	155,835,151
Loan receivable (b)	91,416,575	94,289,123
Prepayment for income tax	72,143,019	142,559,505
Receivable related to disposal of subsidiaries (Note 1)	41,793,099	—
Receivable of option exercised	40,338,943	70,633,309
Prepaid insurance premium	28,351,182	31,934,898
Receivables related to rebate from a supplier	21,492,474	128,337,652
Receivables related to disposal of land use rights (c)	14,571,587	13,138,507
Employee advances (d)	10,134,076	6,959,068
Rental deposit and prepayment	7,953,767	6,588,330
Prepaid professional service fee	421,502	209,565
Others	104,183,975	124,134,370
Less: Allowance for credit losses	—	(8,377,578)
Total	1,573,481,940	1,933,857,025
(a)	Value-added tax deductible represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months.
(b)	In the year of 2019, Jiangxi Jinko provided one-year intercompany loan of RMB20,000,000 and RMB68,331,364 to Poyang Luohong with interest rate of 4.35% and 4.35%, respectively. Due to the disposal of Poyang Luohong in 2019 (Note 1), loan receivable including interests with the amount of RMB91,416,575 and RMB94,289,123 was recognized as at December 31, 2019 and September 30, 2020 respectively. The loan was matured in February 2020 and both parties agreed to extend terms of the loan till January 2021.
(c)	Receivables related to disposal of land use rights represent considerations for the Group’s disposition of land use rights due from the local government of China. Such considerations are expected to be settled within one year.
(d)	As of December 31, 2019 and September 30, 2020, all of the employee advances were business related, interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.

The following table summarizes the activity in the allowance for credit losses related to prepayments and other current assets for the nine months ended September 30, 2020:

For the nine months ended September 30
2020
RMB
At beginning of period	—
Impact of adopting ASC Topic 326	4,020,000
Addition	4,357,578
At end of period	8,377,578

11.    INVESTMENTS IN AFFILIATES AND OTHER EQUITY SECURITIES

Investments accounted for under the equity method.

On February 26, 2017, JinkoSolar signed a shareholder agreement with AxiaPower Holdings B.V. (“Axia”), a subsidiary of Marubeni Corporation, to jointly invest in and establish a company named SweihanSolar Holding Company Limited (“SSHC”) to hold 40% equity interest of Sweihan PV Power Company P.J.S.C (“the Project Company”), which develops and operates solar power projects in Dubai. In April 2019, JinkoSolar made pro rata additional capital injection to SSHC with the amount of RMB295 million. JinkoSolar holds 50% equity interest in the SSHC and accounts for its investment using the equity method. JinkoSolar’s share of SSHC’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s unaudited condensed consolidated statements of operations, with a loss of RMB79,278,257 and a loss of RMB71,034,618 for the nine months ended September 30, 2019 and 2020, respectively. JinkoSolar sold modules of 64.4 MW and 32.3MW and recognized revenue of RMB144.3 million and RMB51.2 million on sales to the Project Company (Note 26) during the nine months ended September 30, 2019 and 2020, respectively. Unrealized profit amounted to RMB5,943,014 and RMB328,254 in connection with the intercompany transactions with the Project Company was eliminated during the nine months ended December 31, 2019 and 2020, respectively. The carrying value of this investment was RMB250,698,341 and RMB164,065,791 at December 31, 2019 and September 30, 2020.

On March 30, 2017, JinkoSolar signed a shareholder agreement with Yangzhou Tiansheng PV-Tech Co., Ltd., a Chinese PV enterprise, to jointly invest in and establish a company named Jiangsu Jinko-Tiansheng Co., Ltd. (“Jinko-Tiansheng”) to process and assemble PV modules as OEM manufacturer in Jiangsu province, China. JinkoSolar holds 30% equity interest in Jinko-Tiansheng and accounts for its investment using the equity method. JinkoSolar’s share of Jinko-Tiansheng’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s unaudited condensed consolidated statements of operations, with a loss of RMB1,356,517 and RMB1,577,063 for the nine months ended September 30, 2019 and 2020, respectively. Jinko Tiansheng charged processing fee amounted to RMB17,039,923 and RMB17,106,669 to the Company for its OEM services provided (Note 26) during the nine months ended September 30, 2019 and 2020, respectively. Unrealized profit amounted to RMB188,778 and RMB1,229,759 due to the intercompany transactions with Jinko Tiansheng was eliminated for the nine months ended September 30, 2019 and 2020, respectively. The carrying value of this investment was RMB12,122,946 and RMB9,316,124 at December 31, 2019 and September 30, 2020, respectively.

Equity securities without readily determinable fair values

In May 2012, the Group acquired a 9% stake in Heihe Hydropower Development Co., Ltd, a company in Gansu province, China, for a consideration of RMB7,200,000. Such equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost as adjusted for observable price changes and impairments with the amount of RMB7,200,000 as of December 31, 2019. The Group disposed such equity securities to a third party in the third quarter of 2020 with the consideration of RMB7,200,000, offsetting against the payable balance due to the third party.

12.    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment used in continuing operation and related accumulated depreciation are as follows:

	2019	2020
	December 31	September 30
	RMB	RMB
Buildings	3,567,558,224	4,225,328,131
Machinery and equipment	8,785,627,088	10,292,909,248
Motor vehicles	45,116,481	66,319,517
Furniture, fixture and office equipment	501,050,699	639,566,031
	12,899,352,492	15,224,122,927
Less: Accumulated depreciation	(3,497,199,736)	(3,968,429,679)
Subtotal	9,402,152,756	11,255,693,248
Construction in progress	806,051,793	463,208,430
Property, plant and equipment, net	10,208,204,549	11,718,901,678

Depreciation expenses were RMB495,527,422 and RMB829,024,579 for the nine months ended September 30, 2019 and 2020, respectively.

During the nine months ended September 30, 2019 and 2020, the Group disposed certain equipment with the net book value amounting of RMB219,113,064 and RMB252,017,429 and recognized related disposal loss amounted to RMB50,992,923 and RMB198,102,332 respectively. Increase in disposal loss on property, plant and equipment in the nine months ended September 30, 2020 was mainly due to the automation upgrade of the Group.

Construction in progress primarily represents the construction of new production line. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

Significant increase of property, plant and equipment during the nine months ended September 30, 2020 was attributable to the expansion of manufacturing capacity and automation upgrade of the Group.

In the nine months ended September 30, 2019 and 2020, there were no impairments provided related to the retirement of equipment in production lines that had become obsolete.

As of December 31, 2019 and September 30, 2020, certain property, plant and equipment with net book value amounting of RMB2,158,435,628 and 2,658,989,941 pledged as collateral for the Group’s borrowings (Note 19).

13.    PROJECT ASSETS, NET

	2019	2020
	December 31	September 30
	RMB	RMB
Completed	747,152,262	738,290,883
Under construction	77,241,880	85,400,731
	824,394,142	823,691,614
Less: Accumulated depreciation	(26,151,013)	(50,640,577)
Project Assets, net	798,243,129	773,051,037

During the year of 2019, the Group disposed its Poyang Luohong subsidiary to a third party buyer with the consideration of RMB99.8 million. A gain from disposal of subsidiary of RMB19.9 million (US$ 2.9 million) was recognized because of the disposition. The disposal gain was mainly resulted from recognition of the un-realized profit generated from the module sales transactions between the Group and Poyang Luohong before the disposal with the amount of RMB19.9 million.

In November 2019, the Group entered into an agreement to sell two solar power plants in Mexico to a Mexican renewable energy company. The transaction was not yet consummated and assets and liabilities related to these two solar power plants were reclassified as assets/liabilities held for sale as of December 31, 2019. Sale of the two solar power plants was closed in March 2020 and the Group recognized revenue for sales of these solar projects with gross profits at a point in time when the buyer obtained control of these solar projects.

During the nine months ended September 30, 2019 and 2020, electricity revenue generated from certain overseas project assets constructed for sale upon completion, with the amount of RMB50,736,268 and RMB8,385,752, was considered as incidental revenue and accounted for as a reduction of the capitalized project costs for development. Project assets recorded in held-for-sale assets with the carrying amount of RMB1,007,302,819 as at December 31, 2019 were constructed for external sales which are not depreciated.

Depreciation expenses were RMB13,065,580 and RMB24,489,564 for the nine months ended September 30, 2019 and 2020.

14.    LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 to 70 years, as applicable, in the PRC.

	2019	2020
	December 31	September 30
	RMB	RMB
Land use rights	674,173,731	803,501,300
Less: accumulated amortization	(76,251,281)	(86,023,897)
Land use rights, net	597,922,450	717,477,403

Amortization expense was RMB8,907,738 and RMB10,743,344 for the nine months ended September 30, 2019 and 2020, respectively. As of September 30, 2020, estimated amortization expense in each of the next five years is RMB14,324,458.

The Company disposed certain of its land use rights and recognized the gain of nil and RMB174,477 for the nine months ended September 30, 2019 and 2020, respectively.

As of December 31, 2019 and September 30, 2020, certain land use rights with net book value of RMB171,927,583 and RMB282,742,943 were pledged as collateral for the Company’s borrowings (Note 19).

15.    INTANGIBLE ASSETS, NET

Intangible assets and their related amortization are as follow:

	2019	2020
	December 31	September 30
	RMB	RMB
Trademark	4,653,340	6,980,513
Computer software	53,975,740	59,740,307
Less: accumulated amortization	(22,234,024)	(29,974,377)
Intangible assets, net	36,395,056	36,746,443

Amortization expense was RMB5,069,342 and RMB7,929,021 for the nine months ended September 30, 2019 and 2020, respectively.

16.    OTHER ASSETS – THIRD PARTIES

Other assets consisted of the following:

	2019	2020
	December 31	September 30
	RMB	RMB
Prepayments for purchase of property, plant and equipment	560,182,033	441,181,129
Refund receivable of U.S. countervailing duties and anti-dumping duties	427,796,666	432,401,793
Deferred losses related to sale-leaseback transactions before January 1, 2019 (Note 20)	183,566,444	118,695,203
Deposit for rent and others	170,335,718	83,636,701
Prepayment for warranty insurance premium	111,611,828	105,887,542
Prepayment of income tax attributable to intercompany transactions	13,199,456	19,004,283
Less: Allowance for credit losses	—	(2,510,333)
Total	1,466,692,145	1,198,296,318

During the year of 2018, the U.S. Department of Commerce (“DOC”) issued the amended final results of its fourth administrative review on the counter-veiling duties (“CVD”) imposed on the crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China. As a result, the Group's CVD rate was updated to be 10.64% from 20.94%, covering the period from January 1, 2015 to December 31, 2015, and all future exports to the US starting from July 2018 (“CVD AR4”). Pursuant to the final results of fourth administrative review, the Group recorded a reversal of costs of sales and recognized refundable deposits due from the U.S. Customs with the amount of USD30.5 million (RMB209.5 million), representing the difference between the amended rate and the previous rate during the period from January 1, 2015 to December 31, 2015. During the year of 2019, due to the delay of liquidation of the refundable deposits, based on its latest communication from the DOC and best estimation, the Group reclassified the above CVD AR4 receivables from “Prepayments and other current assets” to “Other assets-third parties” which was measured at amortised cost basis. The discount on the balance of the receivable on the re-classification date, with the amount of US$ 2.81 million (RMB19.3 million) was recorded as costs of sales.

During the year of 2019, the DOC issued its final results of the fifth administrative review, the Group's CVD rate was finalised to be 12.70% from 20.94%, covering the period from January 1, 2016 to December 31, 2016, and all future exports to the US starting from August 2019 (“CVD AR5”). Pursuant to the final results of fifth administrative review, the Group recorded a reversal of costs of sales and recognized refundable deposits due from the U.S. Customs with the amount of US$29.7 million (RMB212.1 million) on a amortised cost basis based on its best estimation of related liquidation.

The following table summarizes the activity in the allowance for credit losses related to deposits for the nine months ended September 30, 2020:

For the nine months ended September 30
2020
RMB
At beginning of period	—
Impact of adopting ASC Topic 326	5,065,000
Reversal	(2,554,667)
At end of period	2,510,333

17.    OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	2019	2020
	December 31	September 30
	RMB	RMB
Payables for purchase of property, plant and equipment	1,907,043,892	1,974,855,118
Freight payables	463,924,999	435,885,704
Countervailing and anti-dumping duty	326,735,668	222,449,512
Accrued warranty cost	99,471,928	126,305,274
Accrued utilities, rentals and interest	86,349,122	70,720,482
Contracted labor fee	55,971,430	35,319,594
Value-added tax and other tax payables	43,243,416	68,053,457
Commission and rebate payables	30,558,458	208,717,716
Accrued professional service fees	10,881,679	15,187,273
Insurance premium payables	740,908	1,145,233
Others	31,008,256	42,517,787
Total	3,055,929,756	3,201,157,150

18.    BONDS PAYABLE AND ACCRUED INTEREST

On July 17, 2017, Jiangxi Jinko issued a three year medium term notes (“MTN”) with an aggregate principal of RMB300,000,000 which bears a fixed annual interest rate of 7.37% and will mature on July 17, 2020. MTN are issued at face value, unsecured from the issuance date. At the end of the second year in the life of the MTN, the Group has the option to adjust the interest rate, and the MTN holders will have the right to require Jiangxi Jinko to repurchase all or part of their MTNs, at such time. The bond is recorded on amortized cost basis with the interest rate of 7.37%. Interest expense related to MTN was RMB11,792,000 for the nine months ended September 30, 2019. According to ASU 2015-03, the MTN issuance costs amounted to RMB2,100,000 was recorded as direct deduction from the carrying amount of the MTN liability, and amortized over a two-year period, from the issuance date to the date the put option of the MTN holders is first exercisable.

The Company early repurchased the MTN with the face value of RMB300,000,000 and settled all the interests in the nine months ended September 30, 2019. No income/loss related to the repurchase of the MTN incurred during the nine months ended September 30, 2019.

19.    BORROWINGS

(a)   Short-term borrowings

	2019	2020
	December 31	September 30
	RMB	RMB
Short-term borrowings	8,517,391,989	9,535,886,241
Long-term borrowings—current portion	529,857,922	609,502,227
Total short-term borrowings	9,047,249,911	10,145,388,468

The short-term borrowings outstanding as of December 31, 2019 and September 30, 2020 carried a weighted average interest rate of 4.05% and 3.96% per annum, respectively. Included in the balance of short-term bank borrowings as of September 30, 2020 were borrowings of RMB278,034,798, RMB2,340,822,342 and RMB355,534,524 which are denominated and repayable in EUR, USD and JPY, respectively.

The Group entered into an agreement to sell two solar power plants in Mexico to a Mexican renewable energy company in November 2019. Short-term borrowings of RMB35,591,498 related to these two solar power plants were reclassified as liabilities held for sale as of December 31, 2019.

Details of the Group’s short-term borrowings as of September 30, 2020 are:

Type of loan	As of September 30, 2020	Guarantee/Collateral
Credit loan	1,861,055,912		a)
Letter of credit loan	2,494,501,696		a)
	1,886,453,211	Guaranteed by JinkoSolar Holding	b)

	130,000,000	Guaranteed by JinkoSolar Holding and Jiangxi Jinko	b)
	18,504,713	Guaranteed by Jinkosolar Holding and shareholders	b)
Guaranteed by subsidiaries of the	260,303,899	Guaranteed by Jiangxi Jinko	b)
Group and/or collateralized on the	762,731,200	Guaranteed by Zhejiang Jinko	b)
Group’s assets	533,642,741	Collateralized on Jiangxi Jinko's Account receivables	c)
	38,000,000	Collateralized on Zhejiang Jinko's Account receivables	c)
	68,418,860	Collateralized on bank deposits of Jinko USA	d)
	74,400,000	Collateralized on the Group’s inventories	e)
	473,357,366	Financings associated with failed sale-leaseback transactions	f)
	1,544,018,870	Guaranteed and collateralized on buildings, equipment and other assets of the Group	g)
Total	10,145,388,468
a)	As of September 30, 2020, the Group had short-term bank borrowings of RMB 1,861,055,912 credit loans, RMB 2,494,501,696 letter of credit loan. The remaining short-term bank borrowings of RMB 5,789,830,860 were either guaranteed by other parties and/or collateralized on the Group’s assets, detailed as following:
b)	Borrowings of RMB 1,886,453,211 guaranteed by JinkoSolar Holding, RMB130,000,000 guaranteed by JinkoSolar Holding and Jiangxi Jinko, RMB18,504,713 guaranteed by Jinkosolar Holding and shareholders, RMB260,303,899 guaranteed by Jiangxi Jinko, RMB762,731,200 guaranteed by Zhejiang Jinko, respectively.
c)	Borrowings of RMB533,642,741 collateralized on the account receivables of Jiangxi Jinko, and borrowing of RMB38,000,000 collateralized on the account receivables of Zhejiang Jinko.
d)	Borrowings of RMB68,418,860 collateralized on the bank deposit of Jinko USA.
e)	Borrowings of RMB74,400,000 collateralized on the Group’s inventories.
f)	As of September 30, 2020, the Company recorded financings associated with failed sale-lease back transactions with the amount of RMB 406,234,303 under long-term borrowings, and RMB473,357,366 as current portion (Note 20(b)).
g)	Borrowings of RMB115,000,000 collateralized on the Group’s construction in progress and RMB 1,429,018,870 collateralized on the Group's certain building and equipment, including RMB 985,238,018 which were also collateralized on the Group's certain land use rights, and RMB 151,000,000 were also collateralized on the Group's certain inventory. In addition, included in these borrowings there were borrowings of RMB75,943,950 guaranteed by Jinkosolar Holding, RMB 110,000,000 guaranteed by JinkoSolar Holding and Zhejiang Jinko, RMB 381,000,000 guaranteed by Jiangxi Jinko, RMB 35,000,000 guaranteed by Jiangxi Jinko and Zhejiang Trading, RMB392,137,018 guaranteed by Zhejiang Jinko and Jiangxi Heji, RMB 168,101,000 guaranteed by Jiangxi Jinko and Haining Jinko, RMB 264,400,000 guaranteed by shareholders (Xiande Li).

The net book value of the total collaterialized accounts receivables, land use right, building, equipment, CIP and inventory was RMB 851,038,544, RMB 282,742,943, RMB 1,416,131,855, RMB1,242,858,086, RMB 236,463,030, RMB379,151,619 respectively as of September 30, 2020.

(b)   Long-term borrowings

	2019	2020
	December 31	September 30
	RMB	RMB
Long-term bank borrowings	1,390,440,838	883,140,159
Long-term financings associated with failed sale-leaseback transactions	725,604,249	879,591,669
Other long-term borrowings	—	3,753,002,287
Less: Current portion of long-term borrowings	(241,775,211)	(136,144,861)
Less: Current portion of financings associated with failed sale-leaseback transactions	(288,082,711)	(473,357,366)
Total long-term borrowings	1,586,187,165	4,906,231,888

Future principal repayments on the long-term borrowings are as follows:

Year ended September 30,	RMB
2021	609,502,227
2022	262,089,642
2023	100,094,033
2024	101,450,065
2025	953,666,174
Thereafter	3,488,931,974
Total	5,515,734,115

1)    Long-term bank borrowings

In 2015 and 2016, the Company entered into loan agreements with the Export-Import Bank of China for an aggregate amount of RMB609,283,000, which were repayable from April 2017 to June 2020. As of December 31 2019, balance of these borrowings amounted to RMB69,881,000, which has been repaid in June 2020. The effective interest rate of the borrowings was 3.82% in 2019. The Borrowings were guaranteed by Zhejiang Jinko and JinkoSolar Holding.

In 2016, the Company entered into a 10-year loan agreement with China Merchants Bank for a principle amount of RMB 87,880,000 with the interest rate of 5.39%, which was repayable from February 2016 to January 2026. As of December 31 2019, the total outstanding balances amounted to RMB59,631,212, including RMB8,378,198 due on December 31, 2020. As of September 30 2020, the total outstanding balances amounted to RMB53,389,992, including RMB8,723,036 due on September 30, 2021. The borrowing was collateralized on the Group’s certain buildings with the net book value of RMB161,839,660.

In 2017, the Company entered into a 3-year loan agreement with Jiangxi Guochuang Investment Co., Ltd. (“Guochuang”) with the principle amount of RMB50,000,000 which was interest free. Guochuang is a government background entity who provided the interest-free loan to the Company to support its daily operations. The borrowing was collateralized on Jiangxi Jinko’s share pledge and has been repaid by September 30, 2020.

In 2017, the Company entered into a 3-year loan agreement with Credit Suisse AG, Singapore Branch with the principle amount of USD 6,000,000 (RMB41,857,200) . The interest rate is the aggregate of 5.62% and LIBOR. The borrowing was guaranteed by JinkoSolar Holding and has been repaid by September 30, 2020.

In 2018, the Company entered into a 7-year loan agreement with a group of lenders including MUFG Bank Mexico, S.A. and BBVA Bancomer. As of December 31, 2019, The Company has drawn down RMB780,163,451 (USD103,248,381 and MXN162,564,059) which is due and payable in March 2025. The interest rate is the aggregate of 2% and LIBOR. The borrowing was pledged by all the shares and assets with carrying amount of RMB1,043,516,591 as of December 31, 2019 of certain project companies of the Group. As of December 31, 2019, the borrowing was reclassified as held-for-sale liabilities and was sold together with the solar project in Mexico in March 2020 (Note 13).

In 2018, the Company entered into a 14-year loan agreement with Inter-American Development Bank and Nederlandse Financierings-Maatschappij Voor Ontwikkelingslandeen N.V. for an aggregate amount of USD105,185,805(RMB733,797,213). As of December 31, 2019, the Company has drawn down RMB511,273,426 (USD73,288,241), including RMB25,158,813 due on December 31, 2020. As of September 30, 2020, the Company has drawn down RMB485,875,167 (USD71,346,260), including RMB26,290,247 due on September 30, 2021. The interest rate is the aggregate of 5%~9% and LIBOR. The borrowing was pledged by all of the Group’s rights under the loan agreement and all current and future funds deposited in the designated bank account as well as all of the assets and shares with carrying amount of RMB 865,611,399 as of September 30, 2020 of certain project companies of the Group.

In 2018, the Company entered into a 7-year loan agreement with MUFG Bank Mexico, S.A and MUFG Bank Ltd. for an aggregate amount of USD 19,596,403(RMB136,708,427). As of December 31, 2019, the Company has drawn down RMB135,019,993 (USD18,967,411 and MXN7,328,535) which is due and payable in October 2025. The interest rate is the aggregate of 2% and LIBOR. The borrowing was pledged by all the shares and assets with carrying amount of RMB240,524,789 as of December 31, 2019 of certain project companies of the Group, As of December 31, 2019, the borrowing was reclassified as liabilities held for sale and was sold together with the solar project in Mexico in March 2020 (Note 13).

In 2019, the Company entered into an 8-year loan agreement with China Everbright Bank for a principle amount of RMB372,000,000 with the interest rate of 6.37%, which was repayable from September 2019 to July 2027. As of December 31, 2019, the total outstanding balances amounted to RMB348,750,000, including RMB46,500,000 due on December 31, 2020. As of September 30, 2020, the total outstanding balances amounted to RMB313,875,000, including RMB46,500,000 due on September 30, 2021. The borrowing was collateralized on the Group’s certain buildings with the net book value of RMB682,198,403.

In 2019, the Company entered into a 2-year loan agreement with China CITIC Bank for a principle amount of RMB30,000,000 with the interest rate of 8.50%, which was due and payable in August 2021.

2)    Financings associated with failed sale-leaseback transactions

During the nine months ended September 30, 2019 and 2020, the Group sold certain machinery and equipments with total carrying amount of RMB871.2 million and RMB387.5 million to certain third parties (the “purchaser-lessors”) for a total consideration of RMB787.0 million and RMB392.4 million and simultaneously entered into contracts to lease back these assets from the purchaser-lessors for periods from one to six years. Pursuant to the terms of the contracts, the Group is required to pay to the purchaser-lessors quarterly lease payment over the contract periods and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the leases. Through the leaseback, the Group substantially retains all of the benefits and risks incident to the ownership of the equipment sold and the fair value of these equipment upon expiration of leasing period is most likely to be much higher than the repurchase price. Therefore, these lease transactions do not qualify as sale-leaseback transaction. Accordingly, the Company identified the transactions as financing arrangements and recorded as borrowings. As of September 30, 2020, the Company recorded RMB879,591,669 under long-term borrowings, including RMB473,357,366 as current portion.

3)    Other long-term borrowings

In the December 2019, Jiangxi Jinko, together with a government background fund, established Jinko Chuzhou. Cash capital injections with an aggregate amount of RMB850 million had been made by the non-controlling shareholder through September 30, 2020. The Group owns 55% equity interest in Jinko Chuzhou and consolidated such entity in its financial statements. In August 2020, Jiangxi Jinko entered into a supplementary investment agreement with the government background fund, pursuant to which the government background fund will no longer participates in any business decision of Jinko Chuzhou and enjoys a fixed annual return of 4.35% on its capital injection. Additionally, Jiangxi Jinko shall repurchase all the 45% equity interests (the non-controlling interest) held by the government background fund upon the sixth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background fund. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Company assessed the impact of the above amendments and concluded that these amendments represented an settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB858,872,176 was derecognized, and the new loan liabilities was recorded at fair value of RMB845,754,728, with the difference recorded against additional paid-in-capital.

In the September 2019, Jiangxi Jinko, together with government background funds, established Jinko Yiwu. Cash capital injections with an aggregate amount of RMB765 million had been made by the non-controlling shareholders through September 30, 2020. The Group owns 55% equity interest in Jinko Yiwu and consolidated such entity in its financial statements. In August 2020, Jiangxi Jinko entered into a supplementary investment agreement with the government background funds, pursuant to which the government background funds will no longer participates in any business decision of Jinko Chuzhou and enjoys a fixed annual return of 6% on its capital injection. Additionally, Jiangxi Jinko shall repurchase all the 45% equity interests (the non-controlling interest) held by the government background funds upon the fifth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background funds. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Company assessed the impact of the above amendments and concluded that these amendments represented an settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB788,391,866 was derecognized, and the new loan liabilities was recorded at fair value of RMB817,984,401, with the difference recorded against additional paid-in-capital.

In January 2020, Rui Xu entered into a 5-year loan agreement with a government background company with the principle amount of RMB 40,000,000 with the interest rate of 4.75%. The loan will be due and payable in January 2025.

In April 2020, Jiangxi Jinko, together with a government background fund, established Jinko ShangRao. The Group owns 55% equity interest in ShangRao Jinko and consolidated such entity in its financial statements. Pursuant to the investment agreement entered by Jiangxi Jinko and the government background fund, the government background fund will provide its investment into Shangrao Jinko of RMB4.5 billion with the interest rate stipulated by bank for the corresponding period. Jiangxi Jinko shall repurchase all the 45% equity interests (the non-controlling interest) held by the government background fund upon the sixth anniversary of the date of the investment agreement with a repurchase price equivalent to the capital injection made by the government background funds. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. Therefore, these government investments was accounted as loan liabilities. As of September 30, 2020, the local government has provided borrowing with amount of RMB 2,000,000,000 to Shangrao Jinko with the interest of 4.9%.

In 2020, the Company entered into an 2-year loan agreement with Ping An International Financial Leasing Co., Ltd. for a principle amount of RMB49,263,158 which was repayable from July 2020 to July 2022. As of September 30, 2020, the total outstanding balances amounted to RMB49,263,158, including RMB24,631,578 due on September 30, 2021. The borrowings were guaranteed by Jiangxi Jinko.

20.    LEASES

The Group’s operating lease primarily represent offices and overseas manufacturing facilities and warehouses. Most of the operating leases are for terms ranging from 3 to 20 years, although terms and conditions can vary from lease to lease. The Group has assessed the specific terms and conditions of each operating lease to determine the amount of the lease payments and the length of the lease term, which includes the minimum period over which lease payments are required plus any renewal options that are both within the Group's control to exercise and reasonably certain of being exercised upon lease commencement. The Company assesses all relevant factors to determine if sufficient incentives exist as of lease commencement to conclude whether or not renewal is reasonably certain. There are no material residual value guarantees provided by the Company nor any restrictions or covenants imposed by the operating leases to which the Company is a party. In determining the lease liability, the Group utilizes its incremental borrowing rate for debt instruments with terms approximating the term for its operating leases to discount the future lease payments over the lease term to present value. The Company does not incur variable lease payments for its operating leases.

The Group’s finance leases primarily represent machinery and equipment utilized in the Group's production facilities. All of the Group’s finance leases meet one or more of the criteria as: a) the lease transfers ownership of the underlying asset to the Group by the end of the lease term; b) the lease grants the Group an option to purchase the underlying asset that the lessee is reasonably certain to exercise; c) the lease term is for the major part of the remaining economic life of the underlying asset; d) the present value of the sum of the lease payments and any residual value guaranteed by the Group that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset; e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. ROU of capital lease is recorded at the aggregate of future minimum lease payments and estimated residual value of the leased equipment. In determining the lease liability, the Group utilizes its incremental borrowing rate for debt instruments with terms approximating the term for its capital leases to discount the future lease payments over the lease term to present value.

The balances for the operating and finance leases where the Group is the lessee are presented as follows within the unaudited interim condensed consolidated balance sheet:

	2019	2020
	December 31	September 30
	RMB	RMB
Operating leases:
Operating lease liabilities - current	40,043,113	37,858,162
Operating lease liabilities - non-current	279,534,370	224,397,739
Total operating lease liabilities	319,577,483	262,255,901
Operating lease right-of-use assets, net	317,903,640	261,659,530

Financing leases:
Financing lease liabilities - current	227,613,208	209,446,925
Financing lease liabilities - non-current	583,490,228	441,948,958
Total financing lease liabilities	811,103,436	651,395,883
Financing lease right-of-use assets, net	1,259,713,215	941,833,495

- Finance lease obligations and others prior to the adoption of ASC Topic 842 on January 1, 2019

The Company elected the practical expedients not to reassess arrangements entered into prior to January 1, 2019 for whether an arrangement is or contains a lease, the lease classification applied or to separate initial direct costs. Therefore, the Company remained the lease classification and accounting of its capital lease and sale-leaseback arrangements entered into prior than January 1, 2019.

The Company’s capital lease and sale-leaseback arrangements entered into prior to January 1, 2019 were as follows:

During the year ended December 31, 2015 and 2016, the Company sold certain module equipment (“leased assets”) to Zhejiang Leasing (the “purchaser-lessor”) and simultaneously entered into one or three-year contracts to lease back the leased assets from the purchaser-lessor. Pursuant to the terms of the contracts, the Company is required to pay to the purchaser-lessor quarterly lease payment over three years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease.

The accounting was eliminated as intercompany transaction in the consolidated financial statements of the Company in previous periods. Upon the disposition of Zhejiang leasing, the lease is classified as capital lease. In October 2017, the contract was early terminated upon both parties' approval. The Company recognized finance expenses amounted to RMB1.4 million upon the early termination of the contract.

In May 2017, the Company sold certain machinery and equipment (“leased assets”) with carrying amount of RMB201.1 million to a third party (the “purchaser-lessor”) for consideration of RMB150.0 million and simultaneously entered into a three-year contract to lease back the leased assets from the purchaser-lessor. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over three years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB51.1 million, which is being deferred and amortized into expense over the remaining useful lives of the leased assets. Through the leaseback, the Company substantially retains all of the benefits and risks incident to the ownership of the property sold, therefore, the sale-leaseback transaction is a financing with the underlying assets as collateral.

In July 2017, the Company sold certain machinery and equipment (“leased assets”) with carrying amount of RMB815.4 million to a third party (the “purchaser-lessor”) for consideration of RMB600.0 million and simultaneously entered into a four-year contract to lease back the leased assets from the purchaser-lessor. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over four years and is entitled to obtain the ownership of these equipment at RMB0.6 million upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB215.4 million, which is being deferred and amortized into expense over the remaining useful lives of the leased assets. Through the leaseback, the Company substantially retains all of the benefits and risks incident to the ownership of the property sold, therefore, the sale-leaseback transaction is a financing with the underlying assets as collateral.

In November 2017, the Company entered into a two-year finance leasing contract with a third-party lessor to lease certain machinery and equipment with carrying amount of RMB74.9 million. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over two years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease.

In January 2018, the Company sold certain machinery and equipment (“leased assets”) with carrying amount of RMB52.0 million to a third party (the “purchaser-lessor”) for consideration of RMB50.0 million and simultaneously entered into a three-year contract to lease back the leased assets from the purchaser-lessor. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over three years and is entitled to obtain the ownership of these equipment at RMB1.0 yuan upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB2.0 million, which is being deferred and amortized into expense over the remaining useful lives of the leased assets. Through the leaseback, the Company substantially retains all of the benefits and risks incident to the ownership of the property sold, therefore, the sale-leaseback transaction is a financing with the underlying assets as collateral.

In May 2018, the Company entered into a two-year finance leasing contract with a third-party lessor to lease certain machinery and equipment with carrying amount of RMB72.0 million. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over two years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease.

As of December 31, 2019 and September 30, 2020, the net value of these leased assets are:

	2019	2020
	December 31	September 30
	RMB	RMB

Equipment	1,510,944,643	1,205,095,633
Less: accumulated depreciation	(251,231,428)	(263,262,138)
Net Value	1,259,713,215	941,833,495

The Group amortized deferred losses related to sale-leaseback transactions amounted to RMB25,882,978 and RMB20,367,872 during the nine months ended September 30, 2019 and 2020.

21.    EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated as follows:

	For the nine months ended September 30,
	2019	2020
	RMB	RMB
Numerator:
Net income	531,623,920	697,923,426
Less: Net income attributable to non-controlling interests	(2,465,293)	(90,588,368)
Net income attributable to JinkoSolar’s ordinary shareholders	529,158,627	607,335,058
Dilutive effects of call option	—	(214,320,278)
Dilutive effects of convertible senior notes	4,791,666	—
Numerator for diluted income per share	533,950,293	393,014,780

Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares outstanding	166,612,951	178,150,798
Dilutive effects of share options	2,051,705	1,394,526
Dilutive effects of call option	—	(7,500,000)
Dilutive effects of convertible senior notes	8,919,270
Denominator for diluted calculation - weighted average number of ordinary shares outstanding	177,583,926	172,045,324

Basic earnings per share attributable to JinkoSolar’s ordinary shareholders	3.18	3.41
Diluted earnings per share attributable to JinkoSolar’s ordinary shareholders	3.01	2.28

For the nine months ended September 30, 2020, convertible senior notes convertible into 17,708,332 shares were not included in the computation of diluted EPS because of their anti-dilutive effect.

For the nine months ended September 30, 2019, potential shares underlying the call option arrangement (Note 23) were not removed from the computation of diluted EPS because of their anti-dilutive effect.

Because of the dilutive impact for the nine months ended September 30, 2020, potential shares underlying the call option arrangement (Note 23) were removed from weighted average number of ordinary shares outstanding since its issuance date, and changes in income of the assumed exercise of call option were also recorded as the adjustment to the consolidated net income to arrive at the diluted net income available to the Company’s ordinary shareholders.

22.    EMPLOYEE BENEFITS

According to the guidance promulgated by the central government, companies (and employees) are required to contribute, in specified portions, to the social insurance funds (including medical care insurance, work injury insurance, unemployment insurance, maternity insurance and pension benefits) as well as the housing funds (collectively, “employee welfare funds”) on a monthly basis for all of the employees based on such employees’ actual salaries or the applicable capped salary base, whichever is lower. An employee is entitled to request its employer to make the required portion of contributions in the statutory amounts to the employee welfare funds.

In line with local customary practices, the Company has made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of its employees’ actual salaries as required by the above described guidance, and has not made full contribution to the housing funds.

Based on the Company’s observation of local practices and consultation with relevant government authorities, the Company believes its practice has been consistent with the common practice adopted by businesses in Shangrao and Haining, where the Company’s main subsidiaries operate.

However, the Company believes it is probable that it will be required to make additional contributions to the employee welfare funds if (i) the government authorities were to strictly enforce the statutory contribution requirements, or (ii) the employees were to request the Company to make full contributions to their employee welfare funds (such request, if made, would most likely be supported by the labor arbitration center or the labor administrative bureau). Therefore, the Company recognizes the difference between the amount of its actual contributions and the statutory contribution requirements under the guidance promulgated by the central government as a liability for employee welfare benefits. The unpaid balance of accrued liability accrued for the welfare benefits were RMB595,295,007 and RMB597,153,025 as of December 31, 2019 and September 30, 2020, respectively.

On October 28, 2010, the Standing Committee of the National People’s Congress issued and adopted the Social Insurance Law (the “Social Insurance Law”), which became effective on July 1, 2011. The Social Security Law imposes certain fines for the aggregated amount of any outstanding contributions if such contributions are not made within a prescribed time period. In light of this requirement, the Company had accrued a penalty on the basis of a daily rate of 0.05% of the outstanding contributions as provided under the Social Insurance Law prior to 2014. The unpaid balance of penalty accrued for employee welfare benefits were RMB12,063,712 and RMB25,807,949 as of December 31, 2012 and 2013, respectively.

On September 26, 2013, the Ministry of Human Resources and Social Security of the People’s Republic of China announced “Regulations on the Declaration and Payment of Social Welfare” (“New Social Security Regulation”), which took effect on November 1, 2013. The New Social Security Regulation clarifies that the local social security authority should issue a notification to the employers who fail to make appropriate contribution of social security and a late-payment penalty charge will only be imposed to employers who fail to pay the outstanding contribution within five days upon the receipt of the notification. However, there were different interpretations of the New Social Security Regulation as to applicability of the penalty charge by different local authorities in difference cities and provinces in late 2013, therefore, the Company performed investigation and legal assessment as well as communicating with relevant local authorities. Legal assessment was completed in late 2014. In the opinion of the management, the probability that the Company would be required to pay late-payment penalty in connection with the unpaid contribution is remote, given that the Company has received certificates from local social security authorities which confirmed that the Company was in compliance with the local social insurance regulations as of December 31, 2014 and that local social security authorities have not issued any notification for payment of outstanding contribution to the Company. Accordingly, the Company did not accrue for late-payment penalty since then.

23.    CONVERTIBLE SENIOR NOTES AND CALL OPTIONS

2019 Convertible Notes

The Company issued USD 150 million of convertible senior notes on January 22, 2014, which matured on February 1, 2019 (the “2019 Notes”). The interest rate was 4% per annum payable semi-annually, in arrears. No accrued interest to be paid on the 2019 Notes when they are converted.

Holders had the option to convert their 2019 Notes from the earlier of (i) when the registration statement of the 2019 Notes became effective and (ii) the first anniversary of the date on which the 2019 Notes were first issued, through to and including the business day prior to the maturity date into ADSs representing the ordinary shares initially at a conversion rate of 21.8221 ADSs per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$45.83 per ADS).

The conversion rate was subject to change on anti-dilution and upon certain fundamental changes. Fundamental changes were defined as 1) any “person” or “group” beneficially owns (directly or indirectly) 50% or more of the total voting power of all outstanding classes of Company’s shares or has the power to elect a majority of the members of the board of directors; 2) Company consolidates with, or merge with or into, another person or the Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, or any person consolidates with, or merges with or into, the Company; 3) Termination of trading of Company’s ADSs; and 4) adoption of a plan relating to the Company’s liquidation or dissolution.

The holders had the option to require the Company to repurchase the 2019 Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. Management assessed that the likelihood of fundamental change was remote.

The holders had the right to require the Company to repurchase for cash all or any portion of their notes on February 1, 2017 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

While the 2019 Notes remained outstanding, the Company or its subsidiaries should not create or permit to subsist any security upon its property, assets or revenues (present or future) to secure any international investment securities or to secure any guarantee of or indemnity of any international investment securities unless the obligations under the Notes and the indenture (a) were secured equally and ratably therewith, or (b) had the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by holders of a majority in aggregate principal amount of the Notes then outstanding.

As a result of the depressed market conditions, the Company repurchased the 2019 Notes with a face value of US$88.9 million or 59.3% of the Notes at approximately 96% of the face value during the year ended December 31, 2016. The Company repurchased 2019 Notes with a face value of US$61.1 million or 40.7% of the 2019 Notes at approximately 100% of the face value during the year ended December 31, 2017. The Company repurchased 2019 Notes with a face value of US$10,200 or 0.0% of the 2019 Notes at approximately 100% of the face value during the year ended December 31, 2019.

2024 Convertible Notes

The Company issued US$ 85 million of Convertible Senior Notes on May 17, 2019, which will mature on June 1, 2024 (the “2024 Notes”). The interest rate is 4.5% per annum payable semi-annually, in arrears.

Holders have the option to convert their 2024 Notes at any time prior to the close of business on the third business day immediately preceding the maturity date at a conversion rate of 52.0833 ADSs per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of approximately US$19.20 per ADS).

The conversion rate is subject to change on anti-dilution and upon certain fundamental changes. Fundamental changes are defined as 1) any “person” or “group” beneficially owns (directly or indirectly) 50% or more of the total voting power of all outstanding classes of Company’s shares or has the power to elect a majority of the members of the board of directors; 2) Company consolidates with, or merge with or into, another person or the Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, or any person consolidates with, or merges with or into, the Company; 3) Termination of trading of Company’s ADSs; and 4) adoption of a plan relating to the Company’s liquidation or dissolution.

The holders have the option to require the Company to repurchase the 2024 Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. Management assessed that the likelihood of fundamental change is remote.

The holders will have the right to require the Company to repurchase for cash all or any portion of their notes on June 1, 2021 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

While the 2024 Notes remain outstanding, the Company or its subsidiaries should not create or permit to subsist any security upon its property, assets or revenues (present or future) to secure any international investment securities or to secure any guarantee of or indemnity of any international investment securities unless the obligations under the Notes and the indenture (a) are secured equally and ratably therewith, or (b) have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by holders of a majority in aggregate principal amount of the Notes then outstanding.

Accounting for 2019 Convertible Notes

The Company has RMB as its functional currency, and the 2019 Notes were denominated in USD. As a result, the conversion feature was dual indexed to the Company’s stock as well as the RMB and USD exchange rate, and was considered an embedded derivative which needed to be bifurcated from the host instrument in accordance with ASC 815.

ASC 815-15-25 provides that if an entity has a hybrid financial instrument that would require bifurcation of embedded derivatives under ASC 815, the entity may irrevocably elect to initially and subsequently measure a hybrid financial instrument in its entirety at fair value with changes in fair value recognized in earnings. The fair value election can be made instrument by instrument and shall be supported by concurrent documentation or a preexisting documented policy for automatic election.

The Company elected to measure the 2019 Notes in their entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date in accordance with ASC 815-15-25. Further, as the functional currency of the Company is RMB, the fair value of the Notes was translated into RMB at each balance sheet date with the difference being reported as exchange gain or loss. In addition, all issuance costs associated with the 2019 Notes offering were expensed as incurred in accordance with ASC 825-10-25-3, which states that upfront costs and fees related to items for which the fair value option is elected shall be recognized in the consolidated statements of operations and comprehensive as incurred and not deferred.

The Company completed its repurchasing of the 2019 Notes in the year of 2019. No income/loss from change in fair value of the 2019 Notes incurred during the nine months ended September 30, 2019 and 2020 (note 29).

Accounting for 2024 Convertible Notes

The Company has RMB as its functional currency, and the 2024 Notes are denominated in USD. As a result, the conversion feature is dual indexed to the Company’s stock as well as the RMB and USD exchange rate, and is considered an embedded derivative which needs to be bifurcated from the host instrument in accordance with ASC 815.

ASC 815-15-25 provides that if an entity has a hybrid financial instrument that would require bifurcation of embedded derivatives under ASC 815, the entity may irrevocably elect to initially and subsequently measure a hybrid financial instrument in its entirety at fair value with changes in fair value recognized in earnings. The fair value election can be made instrument by instrument and shall be supported by concurrent documentation or a preexisting documented policy for automatic election.

The Company elected to measure the 2024 Notes in their entirety at fair value. According to ASC 825-10-45-5, the Company measures the financial liability at fair value with qualifying changes in fair value recognized in net income. The Company also presents separately in other comprehensive income the portion of the total change in the fair value of the liability that results from a change in the instrument-specific credit risk.

Further, as the functional currency of the Company is RMB, the fair value of the 2024 Notes is translated into RMB at each balance sheet date with the difference being reported as exchange gain or loss, except for the exchange rate remeasurement of the component of the change in fair value of the liability resulting from the cumulative changes in instrument-specific credit risk which is presented in other comprehensive income. In addition, all issuance costs associated with the 2024 Notes offering has been expensed as incurred in accordance with ASC 825-10-25-3, which states that upfront costs and fees related to items for which the fair value option is elected shall be recognized in the consolidated statements of operations and comprehensive as incurred and not deferred.

As of December 31, 2019 and September 30, 2020, the estimated fair value of the 2024 Notes amounted to approximately RMB728,215,869 and RMB 1,241,767,766. The Company recorded loss/(gain) from foreign exchange remeasurement of RMB10,462,359 and RMB(14,117,988) in net income and gain from foreign exchange remeasurement of RMB167,131 and RMB293,000 in other comprehensive income for the nine months ended September 30, 2019 and 2020, respectively. The Company recorded (gain)/loss from change in fair value of 2024 Notes of RMB(38,525,112) and RMB516,665,506 in net income and RMB110,227 and RMB11,297,379 related to the change in instrument specific credit risk in other comprehensive income for the nine months ended September 2019 and 2020, respectively (note 29).

Call Option

Concurrent with the issuance of the 2024 Notes, the Company used approximately US$30 million of the net proceeds from the offering to enter into zero-strike call option transactions (“Call option”), covering 1,875,000ADSs, with an affiliate of a placement agent for the 2024 Notes (“Dealer”). The Call option is intended to facilitate privately negotiated derivative transactions by which investors in the 2024 Notes are able to hedge their investment. The Call option expires on July 28, 2021 or when the Dealer requests early settlement. The Company has the right to elect the settlement method. If cash settlement applies, the Dealer will deliver the amount of cash to the Company calculated based on the price of ADSs based on a valuation period prior to such settlement. If physical settlement applies at expiration or upon any early settlement, the Company will receive the fixed number of ADSs determined at the commencement date of the transaction or the portion thereof being settled early.

The economic substance of the Call option is the same as a traditional forward repurchase contract. Because the Call option permitted net cash settlement, it was classified as a derivative instrument measured initially and subsequently at fair value with changes in fair value recorded in earnings. The Company accounted for the Call option as a free-standing derivative asset on its consolidated balance sheet when the Call option was entered into in May 2019. The derivative asset was initially recorded at its fair value of US$30 million on the commencement date which represented the amount of cash transferred to the Dealer. The derivative asset was subsequently recorded at fair value with changes in fair value recorded in earnings. The Company recorded a loss from change in fair value of the call option with the amount of RMB663,084 and a gain in fair value of the call option with the amount of RMB 218,498,321 and an exchange gain of the call option with the amount of RMB5,610,000 and an exchange loss of the call option with the amount of RMB4,983,000 for the nine months ended September 30, 2020.

24.   ISSUANCE OF ORDINARY SHARES

The Company’s authorized share capital is US$10,000 comprising 500,000,000 ordinary shares with a par value of US$0.00002 each.

On January 22, 2014, the Company closed an offering of 15,000,000 ordinary shares (3,750,000 ADSs) and received aggregated net proceeds of approximately $126.3million, after deducting discounts and commissions but before offering expenses.

In February 2018, the Company closed an offering of 16,560,000 ordinary shares (4,140,000 ADSs), par value US$0.00002 per share, at US$18.15 per ADS (equivalent to US$ 4.54 per share). The net proceeds of the follow-on offering to the Company, after deducting underwriting commissions and fees and estimated offering expenses with the amount of US$4.3 million, was approximately US$71.1 million.

In February 2018, the Company also completed the private placement with Tanka International Limited, an exempted company incorporated in the Cayman Islands held by Mr. Xiande Li, chairman of the Company, and Mr. Kangping Chen, chief executive officer of the Company, for the issuance of 7,713,499 ordinary shares for US$35 million at US$ 4.54 per share.

In May 2019, the Company closed an offering of 18,687,500 ordinary shares (4,671,875 ADSs), par value US$0.00002 per share, at US$16.00 per ADS (equivalent to US$ 4.00 per share). The net proceeds of the follow-on offering to the Company, after deducting underwriting commissions and fees and estimated offering expenses with the amount of US$3.9 million, was approximately US$70.9 million (RMB488.95 million).

As of December 31, 2019 and September 30, 2020, the Company’s issued and outstanding shares were 178,930,297 and 181,047,597, respectively.

25.   REPURCHASE OF ORDINARY SHARES

For the nine months ended September 30, 2020, 305,660 outstanding ADSs (1,222,640 shares) were repurchased with a total consideration of RMB29,294,325, which is shown as treasury stock. As of September 30, 2020, total of 736,460 ADSs (2,945,840 shares) were repurchased but have not been retired with a total consideration of RMB43,169,878 which is shown as treasury stock.

26.   SHARE BASED COMPENSATION

The Company adopted a long-term incentive plan (the "2009 Plan") in July 2009 which was subsequently amended and restated. The 2009 plan provided for the issuance of options of 9,325,122 ordinary shares. The options have a contractual life of 7 years except for certain options granted to an employee in August 2009 that can be exercised until October 1, 2013. The share options will vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel’s service with the Company has not terminated prior to each such vesting date. For 953,200 options granted to one employee in August 2009, the share options vested in a series of 36 months, on the last day of each month, commencing from October 1, 2008.

The Company adopted a new long-term incentive plan (the "2014 Plan") in August 2014. The 2014 Plan provides for the issuance of options of 12,796,745 ordinary shares. The options have a contractual life of 10 year. The share options will vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel’s service with the Company has not terminated prior to each such vesting date.

As of September 30, 2020, the Company had 1,215,348 options outstanding. Total share-based compensation cost was determined based on the fair value of the options on the grant dates as well as on the repricing date, if any, applying an estimated forfeiture rate of 10%. The amounts of RMB11,208,163 and RMB866,385 was recognized for the nine months ended September 30, 2019 and 2020, respectively.

As of September 30, 2020, the Company had unrecognized share-based compensation expense RMB514,591 related to non-vested share options. That deferred cost is expected to be recognized over a weighted-average period of 1.05 years. For the nine months ended September 30, 2020, total cash received from the exercise of share options was RMB44,125,483.

27.   RELATED PARTY TRANSACTIONS AND BALANCES

(a)    Related party balances

Outstanding amounts due from/to related parties as of December 31, 2019 and September 30, 2020 were as follows:

	2019	2020
	December 31	September 30
	RMB	RMB
Accounts receivable from related parties:
Accounts receivable from JinkoPower for sales of solar modules and others	484,317,935	444,109,311
Accounts receivable from Sweihan PV Power Company P.S.J.C ("Sweihan PV", which develops and operates solar power projects in Dubai)	36,185,644	—
Subtotal	520,503,579	444,109,311
Notes receivables from related parties:
Notes receivables from JinkoPower	18,628,574	38,628,574

Other receivables from related parties:
Advances of travel and other business expenses to executive directors who are also shareholders	75,234	—
Other receivables from JinkoPower for miscellaneous transactions	21,995,622	27,635,879
Prepayments to JinkoPower for outsourcing services	32,247,424	23,767,549
Subtotal	54,318,280	51,403,428

Other assets from related parties:
Guarantee receivables due from JinkoPower	96,753,306	100,368,996

Accounts payable due to a related party:
Accounts payable due to Jinko-Tiansheng	36,309,710	33,192,027

Advances from related parties:
Advances from JinkoPower for sales of solar modules	748,615	—

Other payables due to a related party:
Other payables to Jiangxi Desun Energy Co., Ltd.(“Jiangxi Desun”, an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest) for leasing of land and buildings	10,784,038	9,654,691
Other payables due to JinkoPower for payments on behalf of the Company	2,343,314	2,587,548
Other payables due to executive directors who are also shareholders	—	666,900
Subtotal	13,127,352	12,909,139
(1)	Advances of travel and other business expenses to executive directors who are also shareholders represent the amounts the Company advanced to them for expected expenses, charges and incidentals relating to their business development activities.
(2)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

(b)    Related party transactions

Transactions related parties for the nine months ended September 30, 2019 and 2020 were as follows:

	For the nine months ended September 30,
	2019	2020
	RMB	RMB
Revenue from sales of products and providing services to related parties
Revenue from sales of products to Sweihan PV (an associate entity)	144,287,938	54,090,244
Revenue from sales of products to JinkoPower	7,812,477	849,473
Income of financing guarantees	17,438,596	11,872,472
Rental services provided to JinkoPower	1,632,960	1,632,960
Service expenses provided by related parties
Processing fee of OEM service charged by Jiangsu Jinko-Tiansheng	17,039,923	17,106,669
Solar project management service provided by JinkoPower	17,218,612	8,479,875
Rental services provided by Jiangxi Desun	825,228	825,228

In connection with the Company’s disposal of JinkoSolar Power downstream business in 2016, the Group entered into a master service agreement with JinkoPower under which the Group agreed to provide a guarantee for JinkoPower’s financing obligations under its separate loan agreements. In the event that JinkoPower fails to perform its obligations under the loan agreements or otherwise defaults thereunder, the Company will become liable for JinkoPower’s obligations under the loan agreements, which amounted to RMB2.63 billion (US$377.4 million) as of September 30, 2020. The Company will charge JinkoPower service fees for the debt payment guarantee service according the master service agreement.

Pursuant to the master service agreement, guarantee service fee is to be settled semi-annually, and the management of the Company believes the guarantee fee charges are at market rates. The guarantee receivables is settled upon the receipt of guarantee fees from JinkoPower. The Company received nil guarantee fees from JinkoPower in the nine months ended September 30, 2019 and 2020 respectively.

As of December 31, 2019 and September 30, 2020, the Company recorded the guarantee fee income receivable amounted to RMB115,381,880 and RMB118,997,570 and a guarantee liability amounted to RMB72,019,365 and RMB60,836,893. The guarantee liability will be amortized over the expected guarantee period from 1 to 16 years which relates to the life of the outstanding guaranteed bank loans in the subsequent reporting periods. Other income from JinkoPower for the guarantee fee amortized for the period during the nine months ended September 30, 2019 and 2020 amounted to RMB17,438,596 and RMB11,007,586, respectively.

For the nine months ended September 30, 2019 and 2020, sales of solar module products to subsidiaries of JinkoPower amounted to RMB7,812,477 and RMB849,473, respectively. Payment term offered by the Group to JinkoPower is consistent with the Group’s 3rd party sales arrangement. As of September 30, 2020, outstanding receivables due from JinkoPower were RMB 444 million, among which RMB 416 million was overdue over one year. No interest was charged by the Group to JinkoPower on the overdue receivables. The Group entered into an agreement with JinkoPower that around RMB300 million of the outstanding receivables will be settled within 2020 and the remaining outstanding receivables will be settled by May 2021.

For the nine months ended September 30,2019 and 2020, sales of solar module products to Sweihan PV amounted to RMB144,287,938 and RMB54,090,244, respectively.

For the nine months ended September 30, 2019 and 2020, rental services provided to subsidiaries of JinkoPower amounted to RMB1,632,960 and RMB1,632,960, respectively.

Jinko-Tiansheng is an OEM service provider who provided PV module processing and assembling services to the Group. For the nine months ended September 30, 2019 and 2020, Jinko-Tiansheng charged the Group processing fee amounted to RMB17,039,923 and RMB17,106,669.

In November 2017, the Company entered into an agreement with JinkoPower, which entrusted JinkoPower to exercise certain shareholders’ rights (other than right of profit distribution, right of residual property distribution and right of disposition) in five operating entities of overseas power stations wholly-owned by the Company, enabling JinkoPower to monitor the construction and daily operations of these power stations. The Company retains ownership of these power stations and there exists no call or other rights of JinkoPower. The Company agrees to pay service fees calculated based on the actual costs incurred by JinkoPower during the power stations’ construction period and a fixed amount fee during the operation period. The Company paid RMB76,356,466 (USD$11.2 million) in advance and recorded service expenses incurred in the nine months ended September 30, 2019 and 2020 amounted to RMB17,218,612 and 8,479,875 as cost of project assets, respectively.

On January 1, 2008, Jiangxi Desun and the Group entered into an operating lease agreement pursuant to which Jiangxi Desun leased its buildings and land use rights to the Group for a ten-year period from January 1, 2008 to December 31, 2017. In 2018, the agreement was extended for another 10 years from January 1, 2018 to December 31, 2027. Jiangxi Desun charged the Group RMB825,228 in rent for the nine months ended September 30, 2019 and 2020, respectively.

28.    COMMITMENTS AND CONTINGENCIES

(a)    Capital commitments

The Group entered into several purchase agreements and supplementary agreements with certain suppliers to acquire machineries to be used in the manufacturing of its products. The Group's total future payments under these purchase agreements amounted to RMB2,044,085,924 as of September 30, 2020.

Twelve months ending September 30,	RMB
2021	1,751,294,451
2022	292,791,473
Total	2,044,085,924

(b)    Contingencies

In July 2008, Jiangxi Jinko entered into a long term supply agreement with Wuxi Zhongcai, a producer of polysilicon materials. Jiangxi Jinko provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, Jiangxi Jinko sued Wuxi Zhongcai in Shangrao City Intermediate People’s Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to Jiangxi Jinko by an affiliate of Wuxi Zhongcai. In February 2013, Wuxi Zhongcai sued Jiangxi Jinko in Shanghai Pudong New Area People’s Court for RMB2.7 million for breaching the contract by failing to make allegedly required payments and reject the refund of the prepayment of RMB95.6 million to Jiangxi Jinko. In December 2015, Jiangxi Jinko made an alternation of the claim under which it requested the refund of the prepayment of RMB93.2 million, the interests accrued from such prepayment, and the liquidated damages in the amount of RMB93.2 million. In January, 2016, Wuxi Zhongcai also changed the complaint, in which it claimed for the liquidated damages amounting to RMB102.0 million and the losses suffered from the termination of the agreement in the amount of RMB150.0 million, and rejected the refund of the prepayment of RMB95.6 million to Jiangxi Jinko. Shanghai High People’s Court ruled on both lawsuits in June 2017. In Jiangxi Jinko v. Wuxi Zhongcai, the court sided with Wuxi Zhongcai and denied Jiangxi Jinko’s complaint. In Wuxi Zhongcai v. Jiangxi Jinko, the court decided that Wuxi Zhongcai shall retain the balance of our prepayment in the amount of RMB93.2 million and the remaining claims of Wuxi Zhongcai were denied. Jiangxi Jinko appealed both court decisions. Wuxi Zhongcai appealed the decision on Wuxi Zhongcai v. Jiangxi Jinko. The first court hearing was held on November 22, 2017. The Group provided full provision for the RMB93.2 million of the outstanding balance of prepayments to Wuxi Zhongcai in 2012. On February 1, 2019, The Group has received final judgements for the two lawsuits from the Supreme People’s Court as of the date of this annual report, among which Wuxi Zhongcai shall fully return the Group’s prepayments and the interests accrued thereon. In December 2019, Jiangxi Jinko entered into a settlement agreement with Wuxi Zhongcai and Wuxi Zhongcai agreed to refund JinkoSolar's prepayments in full with the amount of RMB93.2 million and corresponding interest. As of September 30, 2020, Jiangxi Jinko has received the full repayment in cash from Xuxi Zhongcai and recorded the reversal of previous provision upon actual cash receipt.

In November 2018, one of our customers in Singapore (the “Singapore Customer”) filed two Notices of Arbitration (“NoAs”) respectively in two arbitrations with Arbitration No. ARB374/18/PPD (“ARB 374”) and Arbitration No. ARB375/18/PPD ("ARB 375") against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer seeks, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer is entitled to the reliefs claimed in the arbitrations. On August 7, 2020, the Singapore Customer submitted its statement of claim in both ARB 374 and ARB 375, and Jinko IE shall submit its statement of defense before Jan 7, 2021. In the statement of claim, the Singapore Customer maintained its claim that the photovoltaic solar modules supplied by Jinko IE to them under 2012 Contract and 2013 Contract were defective, and that Jinko IE be liable in respect of all the modules supplied under the 2012 Contract and 2013 Contract. The arbitrations are still in the preliminary stage and it is difficult to provide an in-depth assessment of the Singapore Customer’s claims. The Company believes that Jinko IE has reasonable grounds to challenge the Singapore Customer’s claims in the arbitrations on jurisdiction and liability and will vigorously defend against the claims made by the Singapore Customer. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and the Company is also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

In March 2019, Moura Fábrica Solar - Fabrico e Comércio de Painéis Solares, Lda. ("MFS") submitted a request for arbitration at International Chamber of Commerce (Case No. 24344/JPA) against Projinko Solar Portugal Unipessoal LDA. ("Projinko") in connection with dispute arising out of (i) a business unit lease agreement (the "Business Unit Lease Agreement") entered into on August 23, 2013 between MFS and Jinko Solar (Switzerland) AG ("Jinko Switzerland"), (ii) an assignment agreement dated May 26, 2014, whereby Jinko Switzerland assigned and transferred to Projinko all rights, title, interest, liabilities and obligations under the Business Unit Lease Agreement, and (iii) an amendment agreement relating to the Business Unit Lease Agreement dated December 29, 2015 (the Business Unit Lease Agreement, the assignment agreement and the amendment agreement are collectively referred to as "Lease Agreements"). In order to ensure the performance of parties' respective obligations under the Lease Agreements, a guarantee from the parent company of MFS, Acciona Energia, S.A.U. and a bank guarantee was granted in favor of Projinko, and a guarantee from the parent company of Projinko, Jiangxi Jinko, and a bank guarantee was also granted in favor of MFS. The notice of request for arbitration had not been duly and effectively served by MFS to Projinko. In July 2019, MFS submitted a request at International Chamber of Commerce to join Jinko Switzerland and Jiangxi Jinko as two additional parties, alleging they were indispensable to the current dispute and claiming against Projinko, Jiangxi Jinko and Jinko Switzerland recovery of two drawdowns by Projinko under the bank guarantee in the amount of €1,965,170 and €846,604.41, respectively, with the interests thereon as well as economic damages suffered by MFS as a result thereof.

In September 2019, Jiangxi Jinko and Jinko Switzerland submitted to the International Chamber of Commerce that they rejected to arbitrate any dispute with MFS and were not bound by valid and effective arbitration agreement with MFS; Jiangxi Jinko and Jinko Switzerland also opposed the constitution of an arbitration tribunal and the jurisdiction of any arbitration tribunal that may be constituted in the present case. On July 3, 2020, MFS submitted a Statement of Claim claiming against Projinko, Jiangxi Jinko and Jinko Switzerland recovery of two drawdowns by Projinko under the bank guarantee in aggregated amount of €2,812,000 with the interests thereon as well as economic damages suffered by MFS as a result thereof. On September 3, 2020, Projinko, Jiangxi Jinko and Jinko Switzerland submitted its Statements of Defense requesting the tribunal dismiss all claims made by MFS against Projinko, Jiangxi Jinko and Jinko Switzerland; Projinko submitted also its counterclaim against MFS requesting the tribunal order MFS to pay Projinko €1,008,170.00 plus accrued interest as a recovery of drawdown by MFS under the bank guarantee granted in favor of MFS. The arbitration proceeding is still at submission stage and next round of submission for the claimant, the respondent and additional parties to submit respectively its Reply and Rejoinder will be from December 2020 to January 2021. The Company believes it has reasonable grounds to challenge MFS' claim in the present case and will vigorously defend against the claim made by MFS. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and the Company is also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

In March 2019, Hanwha Q CELLS (defined below) filed patent infringement lawsuits against the Company and a number of its subsidiaries:

(i) Patent infringement lawsuits in the United States:

On March 4, 2019, Hanwha Q CELLS USA Inc. and Hanwha Q CELLS & Advanced Materials Corporation (collectively, “Plaintiffs A”) filed suit against JinkoSolar Holding Co., Ltd and several of its subsidiary entities, i.e. JinkoSolar (U.S.) Inc, Jinko Solar (U.S.) Industries Inc, Jinko Solar Co., Ltd, Zhejiang Jinko Solar Co., Ltd and Jinko Solar Technology Sdn.Bhd (collectively “Respondents”) at the U.S. International Trade Commission (“ITC”). In the complaint, it was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 purportedly owned by Hanwha Q CELLS & Advanced Materials Corporation and Plaintiffs A requested a permanent limited exclusion order and a cease and desist order be issued against the Respondents’ allegedly infringing products. On March 5, 2019, Hanwha Q CELLS & Advanced Materials Corporation filed a suit against the Respondents before the U.S. District Court for the District of Delaware (“District Court”) alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 allegedly owned by Hanwha Q CELLS & Advanced Materials Corporation and sought reliefs including compensation for alleged infringement activities, enhanced damages and reasonable attorney fees. On April 9, 2019, the ITC published the Notice of Institution on Federal Register. On April 15, 2019, the District Court granted the Company’s motion to stay the court litigation pending final resolution of the ITC. On May 3, 2019, the Respondents submitted their response to the complaint of Plaintiffs A to the ITC requesting ITC among other things to deny all relief requested by Plaintiffs A. On September 13, 2019, the Respondents filed motion for summary determination of non-infringement with ITC. On April 10, 2020, the administrative law judge issued the initial determination granting the Respondents’ motion for summary determination of non-infringement. On June 3, 2020, the ITC determined to affirm the initial determination issued by the administrative law judge granting respondents’ motions for summary determination of non-infringement and terminate the investigation (“Final Determination”). On July 31, 2020, Plaintiffs A appealed to the Federal Circuit Courts of Appeals against the ITC’s Final Determination. On August 27, 2020, the Respondents filed the motion to intervene of such appeal.

(ii) Patent infringement lawsuits in Germany:

On March 4, 2019, Hanwha Q CELLS GmbH (“Plaintiff B”), filed a patent infringement claim against JinkoSolar GmbH before the Düsseldorf Regional Court in Germany alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by JinkoSolar GmbH infringed EP2 220 689 purportedly owned by Plaintiff B. On April 10, 2019, JinkoSolar GmbH filed the first brief with the court stating JinkoSolar GmbH would defend itself against the complaint. On September 9, 2019, JinkoSolar GmbH filed its statement of defense with the court (the “Statement of Defense”), requesting that the claim be dismissed and that Plaintiff B to bear the costs of the legal dispute. On March 3, 2020, Plaintiff B filed its reply to the Statement of Defense with the court. On April 20, 2020, JinkoSolar GmbH filed its rejoinder with the court commenting on the Plaintiff B’s reply on March 3, 2020. On May 5, 2020, the oral hearing regarding the validity of the EP2 220 689, Plaintiff B's entitlement to sue, and infringement was held before the Düsseldorf Regional Court. On June 16, 2020, the Düsseldorf Regional Court sided with Plaintiff B and ordered that the third party cell technology contained in certain modules delivered by JinkoSolar GmbH infringes Plantiff B’s patent (the “Judgment”). JinkoSolar GmbH filed its notice of appeal on July 15, 2020. On September 28, 2020, Plaintiff B has submitted the request for penalty to Düsseldorf Regional Court, claiming that JinkoSolar GmbH violated the Judgment by continuing to promote infringing products. On October 16, 2020, JinkoSolar GmbH submitted Grounds of Appeal to Düsseldorf Higher Regional Court. JinkoSolar GmbH submitted its response to Plaintiff B’s request for penalty on November 30, 2020.

(iii) Patent infringement lawsuits in Australia:

On March 12, 2019, Hanwha Q CELLS & Advanced Materials Corporation and Hanwha Q CELLS Australia Pty Ltd (“Plaintiffs C”, together with Plaintiffs A and Plaintiff B, “Hanwha Q CELLS Plaintiffs”) filed suit at Federal Court of Australia (“FCA”) against Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko AUS”). It was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by Jinko AUS infringed Australian Patent No. 2008323025 purportedly owned by Plaintiffs C. The FCA served Jinko AUS as the Respondent and the first case management hearing was held on April 12, 2019. The FCA heard the application, and made orders for the conduct of the proceeding at the first case management hearing, following which Jinko AUS submitted its defense and cross-claim to Plaintiffs C’s statement of claim on July 22, 2019. Shortly before the second case management hearing which was held on October 2, 2019, Plaintiffs C requested an amendment to Australian Patent No. 2008323025 (“Amendment Application”), following which FCA directed Plaintiffs C to give discovery and produce documents in respect to the Amendment Application. The third case management hearing was held on December 13, 2019, after which Jinko AUS submitted particulars of opposition to the Amendment Application and requested for further and better discovery in respect to the Amendment Application. The FCA granted Plaintiffs C’s Amendment Application on August 28, 2020. Another case management hearing was held on November 16, 2020 and FCA directed that until 12 March 2021 Jinko AUS to file a precise statement identifying the reasons why that certain photovoltaic solar cells and modules supplied by Jinko AUS do not infringe Australian Patent No. 2008323025. A more extensive case management hearing will be held on March 23, 2021 and will set the matter down for a final hearing in the year of 2022 on dates to be advised.

The Company believes that Hanwha Q CELLS Plaintiffs’ claims in all the above-mentioned cases are lacking legal merit, and will vigorously defend against the claims made by them. The Company is considering all legal avenues including challenging the validity of U.S. Patent No. 9,893,215(“the ‘215 Patent”), EP 2 220 689 and Australian Patent No. 2008323025 (collectively, the “Asserted Patents”), and demonstrating its non infringement of the Asserted Patents. On June 3, 2019, the Company filed a petition for inter partes review (“IPR”) of the ‘215 Patent with the U.S. Patent and Trademark Appeal Board (“PTAB”). IPR is a trial proceeding conducted at the PTAB to review the patentability of one or more claims in a patent. On December 10, 2019, the PTAB instituted the IPR proceedings of the patentability of claims 12-14 of the ‘215 patent claims in view of prior art. On September 9, 2020, the Company attended the oral hearing of IPR of the ‘215 Patent. On December 9, 2020, the PTAB issued the final decision on the Company’s petition for IPR, finding that all challenged claims 12-14 of the ‘215 patent are unpatentable. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and the Company is also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

(c)    Guarantees

Upon the disposition of JinkoPower, the Company provided the loan guarantee and redemption guarantee to JinkoPower (Note 26).

The Company provided a debt payment guarantee in connection with a loan facility granted to Sweihan PV Power Company P.J.S.C (“Sweihan”), equity investee of the Company for developing overseas solar power project, in a maximum aggregate principal amount not exceeding US$42.9 million. At the same time, pursuant to the shareholders agreement, the Company together with another shareholder of Sweihan, shall enable Sweihan to repay the loan facility in full. The loan was repaid by Sweihan in 2019.

29.    FAIR VALUE MEASUREMENTS

A hierarchy is established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As such, fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. The hierarchy is broken down into three levels based on the reliability of inputs as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted price in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions. Fair value of cash equivalents, restricted cash and restricted short-term investment are categorized as level 1 under the fair value hierarchy, as they based on quoted prices in active markets. Short-term borrowings and long-term borrowing are categorized as level 2 under the fair value hierarchy, as they based on quoted prices in less active markets.

Fair value change in forward contracts and foreign exchange options

The Company has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in exchange rates between Renminbi and foreign currencies. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company’s forward contracts have not met the criteria for hedge accounting within authoritative guidance. Therefore, the foreign exchange forward contracts have been recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within "Change in fair value of foreign exchange forward contracts" in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company held foreign exchange forward contracts with a total notional value of USD490 million as of September 30, 2020. These foreign exchange forward contracts mature within 12 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company’s foreign currency exchange contract is an over-the-counter instrument.

The Group classified the cash flows related to realized gain or loss on settlement of foreign exchange forward contracts as operating activities, which are based on the nature of the cash flows the derivative is economically hedging.

The foreign exchange option is asset derivatives which need to be fair valued on day one and marked to market subsequently at each reporting period end. The fair value gain or loss arising from the re-measurement is recognised in the unaudited condensed consolidated statements of operations and comprehensive income. The fair value change was a loss of RMB330,706 and nil for the nine months ended September 30, 2019 and 2020.

Convertible Senior Notes and Call Option

The Company has adopted valuation models to assess the fair value for Call option, the 2024 Notes and the 2019 Notes, as the Call option is not publicly traded and the trading of the 2024 Notes and 2019 Notes is considered inactive. Management is responsible for determining these fair values and assessing a number of factors. The 2024 Notes and 2019 Notes are valued using the Binominal Tree option pricing model. The valuation involves complex and subjective judgments as well as the Company's best estimates on the valuation date. Inputs related to the Binomial models for convertible debt fair value are: spot price, conversion price, expected dividend yield, expected share volatility, risk free interest rate, and yield-to-maturity, of which spot price and expected share volatility are most significant to valuation determination of convertible debt. The Call option is valued using the Black-Scholes Model. The valuation involves complex and subjective judgments as well as the Company's best estimates on the valuation date. Inputs related to the Black-Scholes Models for call option fair value are: call option price, spot price, exercise price, expected dividend yield, risk-free interest rate and time to maturity, of which spot price and exercise price are most significant to valuation determination of call option.

Interest Rate Swap

The Company’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its overseas power station business operation and expansion, the Company’s operating subsidiaries located in Mexico will obtain long-term bank borrowings from local bank, which carries variable interest rates. With an aim to reduce its interest rate exposure, the Company entered into one long-term interest rate swap contract in 2016 to fix the interest rate as a fixed rate payer. The interest rate swap is a derivative which needs to be fair valued at each reporting period end. The fair value gain or loss arising from the remeasurement is recognized in the consolidated statements of operations and comprehensive income. As of December 31, 2019 and September 30, 2020, the fair value of the interest rate swap was RMB61,271,965 and RMB nil, respectively, which was recorded as a derivative liability. The fair value change was a loss of RMB94,440,241, a loss of RMB 78,878,089 for the nine months ended September 30, 2019 and 2020, respectively.

Guarantee liability

A guarantee liability is initially recognized at the estimated fair value in the Group’s consolidated balance sheets unless it becomes probable that the Group will reimburse the holder of the guarantee for an amount higher than the carrying amount, in which case the guarantee is carried in the Group’s consolidated balance sheets at the expected amount payable to the holder. The fair value of the guarantee liability is measured by the total consideration to be received in connection with the provision of guarantee. The guarantee liability would be amortized in straight line during the guarantee period.

Recurring change in fair value

As of December 31, 2019 and September 30, 2020, information about the hierarchy of the fair value measurements for the Company’s assets and liabilities that are measured at fair value on a recurring basis subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
		Quote prices in
	Balance as of	active market	Significant other	Significant
	December 31,	for identical	observable	unobservable
Description	2019	assets (Level 1)	inputs (Level 2)	inputs (Level 3)

Assets:
Foreign exchange forward contracts- receivable	52,281,183	—	52,281,183	—
Call options	294,177,634	—	—	294,177,634

Liabilities:
Convertible senior notes	728,215,869	—	—	728,215,869
Guarantee liabilities	72,019,365	—	—	72,019,365
Foreign exchange forward contracts- payable	3,856,561	—	3,856,561	—
Derivative liability interest rate swap	61,271,965	—	—	61,271,965

	Fair Value Measurements at Reporting Date Using
		Quote prices in
	Balance as of	active market	Significant other	Significant
	September 30,	for identical	observable	unobservable
Description	2020	assets (Level 1)	inputs (Level 2)	inputs (Level 3)

Assets:
Foreign exchange forward contracts- receivable	38,962,477	—	38,962,477	—
Call options	507,692,955	—	—	507,692,955

Liabilities:
Convertible senior notes	1,241,767,766	—	—	1,241,767,766
Guarantee liabilities	60,836,893	—	—	60,836,893
Foreign exchange forward contracts- payable	596,988	—	596,988	—

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 fair value of convertible senior notes for the nine months ended September 30, 2019 and 2020 were as follows:

	For the nine months ended September 30,
	2019	2020
	RMB	RMB
Balance at January 1,	68,632	728,215,869
Issuance of convertible senior notes	585,301,500	—
Foreign exchange (gain)/loss	10,462,359	(14,117,988)
Change in fair value of convertible senior notes	(38,525,112)	516,665,506
Change in the instrument-specific credit risk	(56,904)	11,004,379
Repurchase of convertible senior notes	(68,632)	—
Balance at September 30,	557,181,843	1,241,767,766

A summary of changes in Level 3 fair value of call option for the nine months ended September 30, 2019 and 2020 were as follows:

	For the nine months ended September 30,
	2019	2020
	RMB	RMB
Balance at January 1,	—	294,177,634
Issuance of call options	206,577,000	—
Foreign exchange gain/(loss)	5,610,000	(4,983,000)
Change in fair value of call options	(663,084)	218,498,321
Balance at September 30,	211,523,916	507,692,955

A summary of changes in Level 3 fair value of foreign exchange options for the nine months ended September 30, 2019 and 2020 were as follows:

	For the nine months ended September 30,
	2019	2020
	RMB	RMB
Balance at January 1,	846,718	—
Purchase of foreign exchange options	—	—
Cash Settlement	(516,012)	—
Change in fair value of foreign exchange options	(330,706)	—
Balance at September 30,	—	—

A summary of changes in Level 3 fair value of rate swap derivative for the nine months ended September 30, 2019 and 2020 were as follows:

	For the nine months ended September 30,
	2019	2020
	RMB	RMB
Balance at January 1,	12,786,001	61,271,965

Change in fair value of interest rate swap	94,440,241	78,878,089
Cash settlement	(21,488,548)	—
Disposal	—	(140,150,054)
Balance at September 30,	85,737,694	—

A summary of changes in Level 3 fair value of guarantee liabilities for the year ended December 31, 2017, 2018 and 2019 were as follows:

	For the nine months ended September 30,
	2019	2020
	RMB	RMB
Balance at January 1,	92,404,068	72,019,365
Additions	386,123	—
Amortization	(17,438,596)	(11,182,472)
Cancellation	(3,992,475)	—
Balance at September 30,	71,359,120	60,836,893

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings was as follows:

	Foreign exchange forward		Type of derivatives
For the nine months ended	contracts		Convertible	Interest		Foreign exchange
September 30,	Realized	Unrealized	senior notes	Rate swap	Call option	options	Total
(In RMB)
2019	(61,800,619)	(108,371,849)	38,525,112	(94,440,241)	(663,084)	(330,706)	(227,081,387)
2020	22,115,803	(10,059,132)	(516,665,506)	(78,878,089)	218,498,321	—	(364,988,603)

30.    SUBSEQUENT EVENTS

In October 2020, the Group completed a RMB 3.1 billion (approximately US$ 461.2 million) equity financing by its principal operating subsidiary Jiangxi Jinko. Immediately after the closing, third-party investors together with JinkoSolar's founders and senior management personnel, directly or through their investment arms, collectively own approximately a 26.7% equity interest in Jiangxi Jinko, among which JinkoSolar's founders and senior management personnel own 17.2% equity interest with the consideration of US$ 297.6 million.

In November 2020, the Group signed a share and debt purchase agreement with Jinko Power (HK) Company Limited ("Jinko HK"), an indirectly wholly-owned subsidiary of JinkoPower. Pursuant to the agreement, the Group will sell all of its equity interest in Sweihan Solar Holding Company Limited to Jinko HK with a consideration of US$ 22.28 million based on the valuation results performed by an independent valuer as at June 30, 2020. Any earnings or losses of the equity interests from the benchmark date of June 30, 2020 to the closing of the transaction shall belong to the Group.